As filed with the Securities and Exchange Commission on May 11, 1998
                                                      Registration No. 333-51669

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                ---------------

                                AMENDMENT NO. 1
                                       TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under

                           THE SECURITIES ACT OF 1933
                                ---------------
              International Telecommunication Data Systems, Inc.
            (Exact Name Of Registrant As Specified In Its Charter)


                                Delaware                                              06-1295986
      (State or other jurisdiction of incorporation or organization)     (I.R.S. Employer Identification No.)


        225 High Ridge Road, Stamford, Connecticut 06905 (203) 329-3300

(Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ---------------
                              Peter P. Bassermann
                     President and Chief Executive Officer
              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                              225 High Ridge Road
                  Stamford, Connecticut 06905 (203) 329-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                                  Copies to:


     JOHN A. BURGESS, ESQ.                           BARBARA L. BECKER, ESQ.
      JOHN H. CHORY, ESQ.                            Chadbourne & Parke LLP
       Hale and Dorr LLP                              30 Rockefeller Plaza
        60 State Street                                New York, NY 10112
  Boston, Massachusetts 02109                            (212) 408-5100
         (617) 526-6000


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

     If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, check the following box. [ ]
If the only securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                Proposed Maximum       Proposed Maximum
                                             Amount to be        Offering Price            Aggregate              Amount of
    Title of Shares to be Registered         Registered(1)        per Share(2)       Offering Price(1)(2)      Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share
 Previously filed .....................   4,945,000 shares     $ 29.50                   $145,877,500          $   43,033.86(3)
------------------------------------------------------------------------------------------------------------------------------------
 Additional shares to be registered
   pursuant to this Amendment .........     60,950 shares      $ 26.78                   $  1,632,317          $      481.53
------------------------------------------------------------------------------------------------------------------------------------
Total .................................   5,005,950 shares                                                     $   43,515.39
====================================================================================================================================



(1) Includes 652,950 shares which the Underwriters have options to purchase from the Company and the Selling Stockholders to cover over-allotments, if any. See "Underwriting".

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon prices on the Nasdaq National Market on April 29, 1998 and May 7, 1998.

(3) Previously paid.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                   Subject to Completion, dated May 11, 1998

PROSPECTUS
                                4,353,000 Shares




                                  [ITDS Logo]



                                 Common Stock

                                 ------------

  Of the 4,353,000 shares of common stock, par value $.01 per share (the "Common Stock"), of International Telecommunication Data Systems, Inc. ("ITDS" or the "Company") offered, 3,750,000 are being offered by the Company and 603,000 are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol ITDS. On May 8, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.50 per share. See "Price Range of Common Stock."

                                 ------------

See "Risk Factors" beginning on page 7 for a discussion of factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



==================================================================================
                                        Underwriting                  Proceeds to
                         Price to      Discounts and    Proceeds to     Selling
                          Public      Commissions (1)   Company (2)   Stockholders
----------------------------------------------------------------------------------
Per Share .........   $                 $               $            $
----------------------------------------------------------------------------------
Total (3) .........   $                 $               $            $
==================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $600,000 payable by the Company.

(3) The Company and the Selling Stockholders have granted the Underwriters 30-day options to purchase up to an aggregate of 652,950 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be
    $        , $        , $         and $        , respectively. See
    "Underwriting."


                                 ------------

  The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates for the shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about        , 1998.

                                 ------------

LEHMAN BROTHERS                                                   BT ALEX. BROWN

COWEN & COMPANY                                        JEFFERIES & COMPANY, INC.


       , 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such State.

         [Inside cover contains Company's logo and picture of a globe.]
























     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS.

     IN ADDITION, IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information in the ITDS Consolidated Financial Statements, the Intelicom Financial Statements, the Unaudited Pro Forma Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment options and reflects a three-for-two split of the Company's Common Stock, effected in the form of a stock dividend on March 9, 1998. Information provided on a "Pro Forma Basis" assumes that the Intelicom Acquisition (as defined below) occurred on January 1, 1997 unless otherwise indicated.

                                  The Company

     ITDS is a leading provider of comprehensive billing, customer care and management information solutions to providers of wireless and satellite telecommunications services. The Company currently supports over 5 million subscribers in more than 200 wireless markets. The Company uses its proprietary software technology to develop solutions which address billing and customer care requirements as they evolve, regardless of a service provider's market segment, geographic area or mix of network features and billing options. The Company currently serves leading national and regional wireless telecommunications companies in the United States, including Aliant Communications Co. ("Aliant"), Dobson Cellular Systems ("Dobson"), Nextel Communications, Inc. ("Nextel"), Omnipoint Corporation ("Omnipoint"), Southwestern Bell, Sygnet Wireless, Inc. ("Sygnet"), Western Wireless Corp. ("Western Wireless") and WorldCom, Inc. ("WorldCom"). Typically, the Company provides its services under contracts with terms ranging from two to five years, and bills customers monthly, on a per-subscriber basis. As a result, substantially all of the Company's revenue is derived from bill processing services, which are recurring in nature. This revenue generally increases as the number of subscribers served by the Company grows. For the year ended December 31, 1997, on a Pro Forma Basis, recurring revenues accounted for approximately 90% of total revenues.


     On January 2, 1998, ITDS acquired a subsidiary ("Intelicom") of Computer Sciences Corporation ("CSC") (the "Intelicom Acquisition"). Intelicom provides complete billing and customer care solutions for the wireless communication industry, including cellular, personal communication services ("PCS"), paging and enhanced specialized mobile radio ("ESMR"). Revenue for Intelicom for the year ended December 31, 1997 was approximately $57.0 million, or approximately 71% of the Company's 1997 revenues on a Pro Forma Basis. Primarily as a result of the Intelicom Acquisition, the number of subscribers supported by the Company increased from approximately 735,000 in January 1997 to approximately
4.6 million in January 1998. The Company believes there are potentially strong synergies between the acquired platforms and applications and the ITDS platforms and applications existing at the time of the Intelicom Acquisition. The Company intends to reconfigure and combine certain of its platforms to reduce the number of total platforms offered and to migrate desirable applications across its platform offerings.


     In recent years, the telecommunications services industry has experienced rapid growth and dramatic change. The number of wireless subscribers in the United States has increased from 500,000 in June 1986 to 55.3 million in December 1997, according to the Cellular Telecommunications Industry Association ("CTIA"). Deregulation and the introduction of technologies such as cellular, PCS and satellite communications have spurred the introduction of new entrants and increased competitive pressures across the telecommunications services market. Markets that were once rigidly segmented by service within defined geographic areas are converging into a single telecommunications market, which includes both traditional service providers and a variety of new participants. Because of these competitive pressures and the proliferation of service features and pricing options within the telecommunications services industry, the billing function has evolved from primarily a service support function to a marketing and revenue enhancement device used to differentiate the increasingly fungible services offered by providers. Service providers need billing, customer care and management information solutions which (i) enable them to differentiate their services quickly and efficiently in an increasingly competitive market; (ii) respond quickly, efficiently and accurately to market-driven demands; (iii) integrate seamlessly with their corporate management information services; (iv) provide a basis for the efficient development and deployment of solutions to address common industry issues; and
(v) offer flexibility and reliability as critical components of subscriber relations, communication and retention.

     Driven by the requirements of the telecommunications services market and the Intelicom Acquisition, the Company's revenues have increased rapidly in recent years from approximately $6.3 million in 1994 to $23.4 million and $80.4 million in fiscal 1997 and 1997 on a Pro Forma Basis, respectively.

     The Company's core systems form the foundation for an integrated suite of applications that provide subscriber billing, customer care and service support. In addition, the Company's systems enable the service provider to automate subscriber activation, remittance processing, collections, data retrieval and reporting, fraud management, electronic funds transfer, credit management, inventory management and data archiving. The Company's software and services allow its customers to develop and support innovative rate and feature offerings without the delay and cost associated with reconfiguring their billing and information system; to identify and respond to subscriber demands through analysis of billing and subscriber databases; to reduce costs with accurate and timely receivables information; and to manage the subscriber relationship in a comprehensive and cost-effective manner.


     The Company's solutions are implemented for its customers by dedicated teams with expertise in meeting the transactional billing and customer care requirements of telecommunications services providers. The Company's software is installed at a customer site to interface directly with the customer's systems and generate relevant billing and other data, as well as to support a wide range of transactional billing, customer care and subscriber management functions. The Company processes billing information generated through the use of its software systems, eliminating the need for customers to maintain their own data processing operations.


     To further its position as a leading provider of billing and customer care services to telecommunications service providers worldwide, the Company intends to (i) leverage the expanded customer base achieved through the Intelicom Acquisition, (ii) meet the specific needs of each of its customers by offering and supporting applications and platforms that offer functionality tailored to such customers' specific needs, (iii) offer complete transactional billing solutions to providers in non-wireless segments of the telecommunications services market, such as satellite, data transmission, Internet and other enhanced services, (iv) achieve greater economic efficiencies by combining certain of the operations of its facilities, (v) expand internationally and establish a service bureau operation in Brazil, and (vi) pursue strategic acquisitions. The Company intends to meet these objectives by drawing on the expertise of its personnel and by focusing on the further development of its technology base. The Company believes that these efforts, coupled with the capabilities of its existing software and the introduction of new applications, will permit significant continued growth in its target marketplaces.


     The Company was incorporated as a Connecticut corporation in June 1990 and was reincorporated in Delaware in September 1996. The Company's principal executive office is located at 225 High Ridge Road, Stamford, Connecticut 06905, and its telephone number is (203) 329-3300.


     ITDS is a service mark of the Company. All other service marks, trademarks or trade names referred to in this Prospectus are the property of their respective owners.


                                 Risk Factors


   For a discussion of considerations relevant to an investment in the Common
                                   Stock, see "Risk Factors."


                                 The Offering



Common Stock offered by the Company ........................   3,750,000 shares
Common Stock offered by the Selling Stockholders ...........   603,000 shares
Common Stock to be outstanding after this offering .........   17,176,459 shares (1)
Use of proceeds by the Company .............................   For repayment of indebtedness and for working capital
                                                               and other general corporate purposes. See "Use of
                                                               Proceeds."
Nasdaq National Market symbol ..............................   ITDS


--------
(1) Based on the number of shares outstanding as of March 31, 1998. Excludes 2,418,466 shares of Common Stock issuable upon the exercise of outstanding options as of March 31, 1998, and an additional 127,146 shares, 282,465 shares, 79,388 shares and 1,125,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan, 1996 Employee Stock Purchase Plan, 1997 Stock Incentive Plan and 1998 Stock Incentive Plan, respectively.

                              Recent Developments

     On April 28, 1998, the Company reported that revenue for the first quarter of 1998 rose to $26.0 million from $5.3 million in the first quarter of 1997. The Company's results include the results of Intelicom from the date of acquisition, which effectively tripled the Company's revenues for the period.


     The Company reported a loss for the first quarter of $13.5 million or a loss of $1.01 per basic share compared to net income of $1.1 million or $.08 per basic share in the first quarter of 1997. The basic weighted average number of shares of Common Stock outstanding for the first quarter of 1998 and 1997 were 13,406,387 and 12,655,040, respectively. Excluding the non-recurring, in-process R&D and indirect costs associated with the Intelicom Acquisition, earnings for the first quarter of 1998 were $2.0 million or $.14 per pro forma diluted share, compared to $1.1 million or $.08 per diluted share in the first quarter of 1997. The diluted weighted average number of shares of Common Stock outstanding for the first quarters of 1998 (pro forma) and 1997 were 14,451,809 and 12,855,537, respectively.

                         Summary Financial Information
                     (in thousands, except per share data)


                                                                    Year Ended December 31,
                                                 --------------------------------------------------------------
                                                    1995          1996           1997        1997 Pro Forma (1)
                                                 ----------   ------------   ------------   -------------------
Statements of Operations Data:
Revenue ......................................    $10,821       $ 16,689       $ 23,429          $ 80,404
Operating income .............................      1,608          2,714          6,545            13,333
Income before extraordinary item (2) .........        826          1,502          4,801             5,160
Per common share data--basic (3):
 Income before extraordinary item ............        .09            .15            .38               .39
 Extraordinary loss ..........................       (.03)            --             --                --
                                                  -------       --------       --------          --------
 Net income ..................................    $   .06       $    .15       $    .38          $    .39
                                                  =======       ========       ========          ========
Shares used in computing basic income per
 common share ................................      9,291          9,890         12,728            13,335
                                                  =======       ========       ========          ========
Per common share--diluted (3):
 Income before extraordinary item ............    $   .09       $    .15       $    .36          $    .37
 Extraordinary loss ..........................       (.03)            --             --                --
                                                  -------       --------       --------          --------
Net income ...................................    $   .06       $    .15       $    .36          $    .37
                                                  =======       ========       ========          ========
Shares used in computing diluted income per
 common share ................................      9,291         10,109         13,193            13,800
                                                  =======       ========       ========          ========



                                                     As of December 31, 1997
                                         -----------------------------------------------
                                                                            Pro Forma
                                           Actual      Pro Forma (4)     as Adjusted (5)
                                         ----------   ---------------   ----------------
Balance Sheet Data:
Cash, cash equivalents and short term
 investments .........................    $28,967         $ 23,140          $ 47,195
Current assets .......................     34,936           33,737            57,792
Total assets .........................     44,452          123,409           146,464
Current liabilities ..................      2,364           16,801            16,801
Total long-term debt and capital lease
 obligations .........................         74           70,074                74
Total stockholders' equity ...........     40,318           34,838           127,894


--------
(1) Pro forma to reflect the Intelicom Acquisition, as if it occurred on January 1, 1997. See "Unaudited Pro Forma Consolidated Financial Statements."

(2) In 1995, the Company experienced an extraordinary loss of $223,696 (net of a $158,038 tax benefit) in connection with the refinancing of long-term debt.

(3) Computed on the basis described in Note 3 of the Notes to the ITDS Consolidated Financial Statements.

(4) Pro forma to reflect the Intelicom Acquisition as if it occurred on December 31, 1997. See "Unaudited Pro Forma Consolidated Financial Statements."


(5) Pro forma to reflect the Intelicom Acquisition as if it occurred on December 31, 1997, and as adjusted to give effect to the sale by the Company of 3,750,000 shares of Common Stock offered hereby at an assumed offering price of $26.50 per share (after deducting the underwriting discount and commission and estimated offering expenses), the application of the net proceeds therefrom, and the estimated cost ($1 million) of retiring the debt assumed in connection with the Intelicom Acquisition. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Common Stock offered by this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.


Management of Growth
     The Company has historically experienced rapid growth and expects to experience considerable growth in the foreseeable future. The Company's total revenues have increased from $3.1 million in fiscal 1993 to $23.4 million and $80.4 million for fiscal 1997 and fiscal 1997 on a Pro Forma Basis, respectively. As a result of the Intelicom Acquisition in early January 1998, the Company substantially increased the size of its operations, as well as the number of subscribers it serves. The growth in the size and complexity of its business, as well as its customer base, has placed, and is expected to continue to place, significant demands on the Company's administrative, operational and financial personnel and systems. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing facilities will be adequate to support expansion of its operations. The Company's future operating results will depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve the operational, financial control and reporting functions of the Company. If the Company is unable to manage expansion of its operations, the quality of the Company's services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

     From January 1993 to March 1998, the number of the Company's employees increased from 26 to 560 and the number of the Company's full-time consultants increased from zero to 117. A substantial portion of the Company's current employees and consultants joined the Company in January 1998, in conjunction with the Intelicom Acquisition. The Company anticipates that continued growth will require it to recruit and hire a substantial number of new development, managerial, finance, sales and marketing support personnel. There can be no assurance that the Company will be successful in hiring or retaining any of the foregoing personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to improve operational systems and to expand, train, motivate and manage its workforce.


Integration of Intelicom; Payment of Contingent Purchase Price
     In January 1998, the Company completed the Intelicom Acquisition and substantially increased the size of the Company's operations. For fiscal year 1997 on a Pro Forma Basis, revenue generated from the Intelicom business represented approximately 70% of the Company's revenues, and Intelicom employees and consultants represented 61.3% of the Company's employees and consultants. The future success of the Company will depend in part upon whether the integration of the two companies' businesses is achieved in an efficient and effective manner; there can be no assurance that this will occur. The integration of the finance and administrative operations and the product offerings and platforms, and the coordination of the respective sales, marketing and research and development efforts of ITDS and Intelicom will require significant financial resources and attention from management. There can be no assurance that such integration and coordination will be successful or accomplished in a timely manner or that the anticipated economic, operational and other benefits of the Intelicom Acquisition will be achieved. The difficulties of such integration may be increased by the necessity of coordinating the activities of ITDS facilities in Stamford, Connecticut with Intelicom's facilities in Champaign, Illinois, each of which has a distinct culture. The integration of Intelicom has required, and will continue to require, the dedication of management resources which may temporarily divert attention from the daily operations of the combined company.

     In addition, in connection with the Intelicom Acquisition and subject to the satisfaction of certain performance criteria, the Company may be required to pay to CSC up to $6.0 million in cash on January 1, 1999.


Reliance On Significant Customers
     The Company's largest two customers, Nextel and Western Wireless, represented 25.7% and 10.3%, respectively, of the Company's 1997 revenues on a Pro Forma Basis and 29.3% and 12.7%, respectively, of the Company's revenues for the first three months of 1998. It is likely that Nextel and Western Wireless will each continue to represent over 10 percent of the Company's revenues in the future. The Company has long-term contracts, ranging from two to five years, with all of its significant customers. However, as a result of the Intelicom Acquisition, the Company's relationships with its largest customers have only been in place since January 1998. In addition, certain of such customers have from time to time expressed concern regarding service performed by Intelicom prior to the Intelicom Acquisition. The Company has worked and continues to work with such customers to address these concerns. There can be no assurance that the Company's customers will renew their contracts with the Company at the end of the contract term or may not seek to terminate their contracts on the basis of alleged contractual defaults or other grounds. Certain of the Company's contracts do not require customers to make any minimum purchases. Loss of all or a significant part of the business of any of the Company's significant customers would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, the acquisition by a third party of one of the Company's significant customers could result in the loss of that customer and have a material adverse effect on the business, financial condition and results of operations of the Company. The Company is currently engaged in discussions with Frontier Cellular, a cellular telephone service provider with which the Company has an agreement for the development and delivery of a billing and customer care system. The purpose of these discussions is to review and renegotiate the terms of the development and delivery schedule for such system, including the proposed functionality, cost of development and delivery schedule for such system. There can be no assurance that any such proposed functionality, cost or schedule will be mutually agreeable to the Company and Frontier Cellular, that the Company's system will be adopted by Frontier Cellular or that Frontier Cellular will be a customer of the Company in the future. See "Business--Sales and Marketing."


Dependence on Key Personnel; New Management

     The Company's performance depends substantially on the performance of its executive officers and key employees. The Company's long-term success will depend upon its ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain highly skilled personnel in the future. In addition, several members of the Company's senior management team have only recently joined the Company. For example, Peter P. Bassermann, the Company's President, joined the Company in September 1997, Paul K. Kothari joined the Company in late 1997 and began serving as the Company's Chief Financial Officer in February 1998, and Susan L. Yezzi joined the Company in late 1997 and assumed the role of the Company's Executive Vice President of Operations--Champaign in February 1998. Although each of Mr. Bassermann, Mr. Kothari, Ms. Yezzi, Lewis D. Bakes, Joseph A. Juliano, Barry K. Lewis, Peter L. Masanotti and Kevin Piltz has executed an employment contract with the Company, there can be no assurance that they will serve their full employment terms. Mark D. Spitzer resigned as Chief Financial Officer in September 1997 and was replaced by Alan K. Greene, who served as Chief Financial Officer from September 1997 to February 1998. See "Business--Legal Proceedings." Although the Company believes that the extensive industry experience of new members of management is essential to the Company's growth and outweighs short employment history with the Company, there can be no assurance that the assimilation of the new officers into their managerial roles with the Company will be successful.



Fluctuations in Quarterly Performance
     The Company's revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including the timing, size and nature of the Company's contracts; the integration into the Company's consolidated financial results of Intelicom and the lack of actual historical financial results as a combined entity; long sales cycles typically associated with large customers, which require the Company to make a substantial investment in the conversion process prior to the generation of revenue; the hiring of additional staff; seasonal variations in cellular telephone subscriptions; the timing of the introduction and the market acceptance of new products or product enhancements by the Company or its competitors; changes in the Company's operating expenses; and fluctuations in economic and financial market conditions. Fluctuations in quarterly operating results may result in volatility in the price of the Common Stock. See "1997 Pro Forma Financial Condition and Results of Operations."


Rapidly Changing Telecommunications Market
     Over the last decade, the market for telecommunications services has been characterized by rapid technological developments, evolving industry standards, dramatic changes in the regulatory environment and frequent new product introductions. The Company's success will depend upon its ability to enhance its existing products and services and to introduce new products and services which will respond to these market requirements as they evolve.

To date, substantially all of the Company's revenues are attributable to wireless customers. While the Company believes that its current systems and services will also permit it to attract customers in other segments of the telecommunications services industry, there can be no assurance that it will be able to do so. In addition, technologies, services or standards may be developed which could require significant changes in the Company's business model, development of new products, or provision of additional services, at substantial cost to the Company. Such developments may also result in the introduction of additional competitors into the marketplace. Furthermore, if the overall market for telecommunications services fails to evolve and converge in the manner contemplated by the Company or grows more slowly than anticipated, or if the Company's products and services fail in any respect to achieve market acceptance, there could be a material adverse effect on the Company's business, financial condition and results of operations. The telecommunications industry is also characterized by significant and rapid changes in strategic alignment. Merger or consolidation of one or more telecommunications services providers could result in the loss to the Company of customers or sales opportunities.


Demand for New Product Development
     The Company believes that its future success depends in part upon its ability to enhance its current solutions and develop new products and services that address the increasingly complex needs of its customers. In addition, the introduction of new products or services by third parties could render the Company's existing solutions obsolete or unmarketable. The Company's ability to anticipate changes in technology and successfully develop and introduce new or enhanced products incorporating such technology on a timely basis will be significant factors in its ability to remain competitive. There can be no assurance that the Company will complete the development of new or enhanced products or services on a timely or successful basis or successfully manage transitions from one product release to the next, that the Company will not encounter difficulties or delays in the introduction of new or enhanced products, or that defects will not be found in such new or enhanced products after installation, resulting in a loss of, or delay in, market acceptance. In particular, the Company is currently developing a series of enhancements to its existing software system, including incorporation of a Windows 95 compatible user interface, incorporation of an Oracle relational database management system, and support of Unix based file servers. The Company believes that these enhancements will permit the Company to compete effectively as technology evolves and facilitate its ability to address the requirements of larger telecommunications services providers. If the Company is unable to introduce these new enhancements on a timely basis, or such enhancements result in the introduction of "bugs" or other performance impairments in the Company's systems, the Company's business, financial condition and results of operations could be materially adversely affected, and its ability to expand its sales activities could be significantly limited. See "Business--New Products."


Competition
     The market for billing, customer care and management information systems for the telecommunications services industry is highly competitive and the Company expects that the high level of growth within the telecommunications services industry will encourage new entrants, both domestically and internationally, in the future. The Company competes with independent providers of transactional systems and services, with internal billing departments of telecommunications services providers and with the billing services of management consulting companies. The Company anticipates continued growth in competition in the telecommunications services industry and consequently the entrance of new competitors into its market in the future.

     Many of the Company's current and potential future competitors have significant financial, technical and marketing resources and have greater name recognition than the Company. In addition, many of the Company's competitors have established commercial relationships or joint ventures with major cellular and other telecommunications services providers. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of products than the Company. See "Business--Competition."


Dependence on Cellular Telephone Industry
     Although the Company's products have been designed to adapt to a variety of current and future technologies, substantially all of the Company's revenues to date have been generated by sales of its solutions to service providers in the cellular telephone industry. A decrease in the number of cellular service subscribers served by the Company's customers could result in lower revenues for the Company. Although the cellular market has experienced substantial growth in the number of subscribers in the past, there can be no assurance that such growth will be sustained. In addition, industry reports have indicated that the average monthly bill per subscriber has decreased in recent years. Such decreases could result in increased price competition among billing service providers. Furthermore, any adverse development in the cellular telephone industry could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Customers."


Dependence on Proprietary Technology
     The Company's success is dependent in part upon its proprietary software technology. The Company relies on trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. There can be no assurance that its agreements with employees, consultants and others who participate in the development of its software will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the Company's efforts to protect its rights through trademark and copyright laws will prevent the development and design by others of products or technology similar to or competitive with those developed by the Company. The computer technology industry is characterized by frequent and substantial intellectual property litigation. The Company is not aware of any patent infringement or any violation of other proprietary rights claimed by any third party relating to the Company or the Company's products.

     The Company's success will depend in part on its continued ability to obtain and use licensed technology that is important to certain functionalities of its products. The inability to continue to procure or use such technology could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights and Licenses."


Government Regulation
     Currently, the Company's business is not subject to direct government regulation; however, the Company's existing and potential customers are subject to extensive regulation. Changes in regulation which adversely affect the Company's existing and potential customers could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Industry Background."


Limited Public Market; Possible Volatility of Stock Price
     The Common Stock has traded on the Nasdaq National Market since October 1996 and has a limited public market history. There can be no assurance that future market prices for the shares will equal or exceed the price to public set forth on the cover page of this Prospectus. The price at which the Common Stock will trade could be subject to wide fluctuations in response to quarterly fluctuations in operating results; announcements of technological innovations or new products by the Company or its competitors; changes in financial estimates by securities analysts; fluctuations in economic and financial market conditions, or other events or factors. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "--Fluctuations in Quarterly Performance."


Risks Related to Possible Acquisitions

     The Company's strategy includes pursuing additional acquisitions that will complement its business. See "Business--The ITDS Strategy." There can be no assurance that the Company will be able to identify, acquire on commercially reasonable terms or at all, or profitably manage additional businesses or successfully integrate acquired businesses into the Company without substantial expenses, delays or other operational or financial difficulties. Furthermore, acquisitions may involve a number of special risks, including, but not limited to: (i) diversion of management's attention, (ii) possible failure to retain acquired key personnel, (iii) unanticipated events or circumstances, (iv) risks of entering markets in which the Company has no or limited prior experience,
(v)
financial integration or (vi) legal liabilities. Customer satisfaction or performance problems at a single acquired business could have a material adverse effect on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses will achieve anticipated financial performance. While the Company from time to time considers acquisition opportunities, it has no existing agreements, understandings or commitments to effect any material acquisition. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operation results and financial condition. See "--Integration of Intelicom; Payment of Contingent Purchase Price."


Certain Anti-Takeover Effect Provisions Affecting Stockholders
     The Company's certificate of incorporation (the "Certificate of Incorporation") and by-laws (the "By-laws") provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Certificate of Incorporation and By-laws provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, the Company's authorized Preferred Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of the Company's Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such stockholder became an "Interested Stockholder" unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. These provisions, and the provisions of the Certificate of Incorporation and By-laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.


Shares Eligible for Future Sale

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon completion of this offering, the Company will have approximately 17,176,459 outstanding shares of Common Stock (based on the number of shares outstanding on March 31, 1998), of which approximately 1,088,714 shares will be held by affiliates (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act")) of the Company and 606,673 shares are held by CSC (the "CSC Shares"). The shares held by affiliates may only be resold in the public market in accordance with the provisions of Rule 144. The CSC Shares will become eligible for resale in the public market in accordance with the provisions of Rule 144 on January 2, 1999. However, the Company has agreed to use its best efforts to cause a registration statement covering the CSC Shares to be declared effective by the Securities and Exchange Commission (the "Commission") on or before July 1, 1998. Pursuant to such registration rights, (i) beginning July 1, 1998, CSC may sell up to 50% of the CSC Shares; (ii) beginning January 1, 1999, CSC may sell up to the sum of (x) 50% of the CSC Shares and (y) the maximum number of CSC Shares that CSC would otherwise be entitled to sell under Rule 144 of the Securities Act and
(iii) beginning July 2, 1999, CSC may sell any remaining CSC Shares.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 3,750,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $26.50 per share are estimated to be $94,054,688, after deducting the underwriting discount and commission and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company intends to use the net proceeds from this offering to repay $70 million outstanding under the Company's current term loan under the Amended and Restated Credit Agreement dated as of March 18, 1998, among ITDS, Intelicom, the lenders party thereto, First Union National Bank as Administrative Agent and Lehman Commercial Paper, Inc. as Arranger (the "Credit Agreement"), which amount was borrowed to finance a portion of the purchase price in the Intelicom Acquisition. The Credit Agreement contains normal covenants which include meeting certain financial ratios and it requires payments of interest only at the rate of LIBOR plus up to two and one quarter percent through March 30, 2000, at which time periodic principal payments will become due. Principal payments of $1.25 million, $4.375 million, $5.625 million and $6.25 million, respectively, will become due on a quarterly basis, beginning March 30, 2000, 2001, 2002 and 2003, respectively. See "Underwriting."


     In addition, the Company may seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the remaining net proceeds, if any, may be used for such acquisitions. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurances that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from this offering not used to repay indebtedness in short-term, investment grade, interest-bearing instruments.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been quoted on the Nasdaq National Market under the symbol "ITDS" since the Initial Public Offering on October 24, 1996. The following table sets forth the high and low sales prices of the Common Stock on the Nasdaq National Market for the periods indicated.


                                                       High          Low
                                                   -----------   -----------
Fiscal Year Ended December 1996:
--------------------------------
Fourth Quarter (from October 24, 1996) .........     $ 16.33       $ 10.00
Fiscal Year Ended December 1997:
--------------------------------
First Quarter ..................................     $ 16.00       $ 10.67
Second Quarter .................................     $ 16.58       $  6.92
Third Quarter ..................................     $ 20.17       $ 15.17
Fourth Quarter .................................     $ 21.33       $ 14.33
Fiscal Year Ending December 1998:
---------------------------------
First Quarter ..................................     $ 29.00       $ 20.83
Second Quarter (through May 8, 1998) ...........     $ 34.25       $ 25.00




     On May 8, 1998, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $26.50 per share. As of May 8, 1998, there were approximately 82 holders of record of the Common Stock.

                                CAPITALIZATION


     The following table sets forth the capitalization of the Company on December 31, 1997, on a Pro Forma Basis, and Pro Forma as adjusted to reflect the sale of 3,750,000 shares of Common Stock offered hereby by the Company at an assumed offering price of $26.50 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the ITDS Consolidated Financial Statements, the Unaudited Pro Forma Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                 As of December 31, 1997
                                                                     (in thousands)
                                                     -----------------------------------------------
                                                                                        Pro Forma
                                                        Actual      Pro Forma (1)     as Adjusted(2)
                                                     -----------   ---------------   ---------------
Term loan ........................................          --        $  70,000                --
Long-term capital lease obligations ..............    $     74               74         $      74
Stockholders' equity:
Common Stock, $.01 par value; 40,000,000 shares
 authorized, 12,786,740 shares issued and
 outstanding, actual; 13,393,413 shares issued and
 outstanding, pro forma; and 17,176,459 shares
 issued and outstanding pro forma, as adjusted (3)         128              134               172
Additional paid-in capital .......................      44,447           54,441           148,459
Retained deficit .................................      (4,026)         (19,506)          (20,506)
Unearned compensation ............................        (231)            (231)             (231)
                                                      --------        ---------         ---------
  Total stockholders' equity .....................      40,318           34,838           127,894
                                                      --------        ---------         ---------
    Total capitalization .........................    $ 40,392        $ 104,912         $ 127,968
                                                      ========        =========         =========


--------
(1) Pro forma to reflect the Intelicom Acquisition as if it had occurred on December 31, 1997.

(2) Pro forma to reflect the Intelicom Acquisition and as adjusted to give effect to the sale by the Company of 3,750,000 shares of Common Stock offered hereby (after deducting the underwriting discount and commission and estimated offering expenses), the application of the net proceeds therefrom, and the estimated cost ($1 million) of retiring the debt assumed in connection with the Intelicom Acquisition.

(3) Excludes 2,489,099 shares of Common Stock issuable upon the exercise of outstanding options as of December 31, 1997, and an additional 290,922 shares, 1,412,400 shares and 1,076,699 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Incentive Plan, 1996 Employee Stock Purchase Plan and 1997 Stock Incentive Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The following selected financial information has been derived from the ITDS Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent auditors, and, except for the statements of operations for the years ended December 31, 1993 and 1994 and the balance sheets as of December 31, 1993, 1994, 1995 and 1996, appear elsewhere in this Prospectus, and the unaudited Pro Forma Financial Statements. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference and the ITDS Consolidated Financial Statements, the Unaudited Pro Forma Financial Statements and Notes thereto included elsewhere herein.


                                                                       Year Ended December 31,
                                             ----------------------------------------------------------------------------
                                                                                                                 1997
                                                1993        1994        1995         1996         1997       Pro Forma(1)
                                             ---------   ---------   ----------   ----------   ----------   -------------
Statements of Operations Data:
Revenue ..................................    $3,146      $6,324      $10,821      $16,689      $23,429       $ 80,404
Costs and expenses:
 Operating expenses ......................       834       1,647        2,788        4,283        5,617         25,764
 General, administrative and selling
   expenses ..............................     1,575       2,410        4,601        6,523        6,760         22,175
 Depreciation and amortization ...........       242         406          641        1,054        1,596          9,571
 Systems development and
   programming costs .....................       298         755        1,183        2,115        2,911          9,561
                                              ------      ------      -------      -------      -------       --------
Total cost and expenses ..................     2,949       5,218        9,213       13,975       16,884         67,071
                                              ------      ------      -------      -------      -------       --------
Operating income .........................       197       1,106        1,608        2,714        6,545         13,333
Other income .............................        50          29           49          316        1,702          1,382
Interest expense .........................      (329)       (390)        (453)        (416)        (120)        (5,970)
                                              ------      ------      -------      -------      -------       --------
Income (loss) before income tax
 expense and extraordinary item ..........       (82)        745        1,204        2,614        8,127          8,745
Income tax expense .......................        --          37          378        1,112        3,326          3,585
                                              ------      ------      -------      -------      -------       --------
Income (loss) before extraordinary
 item (2) ................................       (82)        708          826        1,502        4,801          5,160
Extraordinary loss (net of $158 tax
 benefit) ................................        --          --         (224)          --           --             --
                                              ------      ------      -------      -------      -------       --------
Net income (loss) ........................    $  (82)     $  708      $   602      $ 1,502      $ 4,801       $  5,160
                                              ======      ======      =======      =======      =======       ========
Per common share data--Basic (3):
Income before extraordinary item .........                            $   .09      $   .15      $   .38       $    .39
Extraordinary loss .......................                              ( .03)          --           --             --
                                                                      -------      -------      -------       --------
Net income ...............................                            $   .06      $   .15      $   .38       $    .39
                                                                      -------      -------      -------       --------
Shares used in determining basic
 income per common share .................                              9,291        9,890       12,728         13,335
                                                                      =======      =======      =======       ========
Per common share date--Diluted (3):
Income before extraordinary item .........                            $   .09      $   .15      $   .36       $    .37
Extraordinary loss .......................                              ( .03)          --           --             --
                                                                      -------      -------      -------       --------
Net income ...............................                            $   .06      $   .15      $   .36       $    .37
                                                                      -------      -------      -------       --------
Shares used in determining diluted
 income per common share .................                              9,291       10,109       13,193         13,800
                                                                      =======      =======      =======       ========

                                                     As of December 31, 1997
                                                         (in thousands)
                                         -----------------------------------------------
                                                                            Pro Forma
                                           Actual      Pro Forma (4)     as Adjusted (5)
                                         ----------   ---------------   ----------------
Balance Sheet Data:
Cash, cash equivalents and short term
 investments .........................    $28,967         $ 23,140          $ 47,195
Current assets .......................     34,936           33,737            57,792
Total assets .........................     44,452          123,409           146,464
Current liabilities ..................      2,364           16,801            16,801
Total long-term debt and capital lease
 obligations .........................         74           70,074                74
Total stockholders' equity ...........     40,318           34,838           127,894


--------
(1) Pro forma to reflect the Intelicom Acquisition, as if it occurred on January 1, 1997. See "Unaudited Pro Forma Consolidated Financial Statements."

(2) In 1995, the Company experienced an extraordinary loss of $223,696 (net of a $158,038 tax benefit) in connection with the refinancing of long-term debt.

(3) Computed on the basis described in Note 3 of the Notes to the ITDS Consolidated Financial Statements.

(4) Pro forma to reflect the Intelicom Acquisition as if it occurred on December 31, 1997. See "Unaudited Pro Forma Consolidated Financial Statements."


(5) Pro forma to reflect the Intelicom Acquisition as if it occurred on December 31, 1997, and as adjusted to give effect to the sale by the Company of 3,750,000 shares of Common Stock offered hereby at an assumed offering price of $26.50 per share (after deducting the underwriting discount and commission and estimated offering expenses), the application of the net proceeds therefrom, and the estimated cost ($1 million) of retiring the debt assumed in connection with the Intelicom Acquisition. See "Use of Proceeds" and "Capitalization."



                              Recent Developments

     On April 28, 1998, the Company reported that revenue for the first quarter of 1998 rose to $26.0 million from $5.3 million in the first quarter of 1997. The Company's results include the results of Intelicom from the date of acquisition, which effectively tripled the Company's revenues for the period.


     The Company reported a loss for the first quarter of $13.5 million or a loss of $1.01 per basic share compared to net income of $1.1 million or $.08 per basic share in the first quarter of 1997. The basic weighted average number of shares of Common Stock outstanding for the first quarter of 1998 and 1997 were 13,406,387 and 12,655,040, respectively. Excluding the non-recurring, in-process R&D and indirect costs associated with the Intelicom Acquisition, earnings for the first quarter of 1998 were $2.0 million or $.14 per pro forma diluted share, compared to $1.1 million or $.08 per diluted share in the first quarter of 1997. The diluted weighted average number of shares of Common Stock outstanding for the first quarters of 1998 (pro forma) and 1997 were 14,451,809 and 12,855,537, respectively.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements reflect the Intelicom Acquisition and combine the historical consolidated financial statements of ITDS and Intelicom for the periods indicated using the purchase method of accounting.

     The unaudited pro forma consolidated balance sheet reflects the adjustments as if the Intelicom Acquisition had occurred on December 31, 1997. The unaudited pro forma consolidated statement of income has been prepared assuming the Intelicom Acquisition had occurred on January 1, 1997. These pro forma statements should be read in conjunction with "Capitalization," "1997 Pro Forma Financial Condition and Results of Operations" and the historical financial statements and related notes of ITDS and Intelicom. The historical financial statements of Intelicom have been adjusted to conform with the Company's December 31 year-end for purposes of the pro forma financial statements.

     The pro forma consolidated financial statements have been prepared using the following assumptions:

   [bullet] ITDS acquired the outstanding capital stock of Intelicom for $75.8 million in cash (which amount is net of working capital of $14.2 million retained by CSC), subject to adjustment based on the level of receivables, payables and employment related items at the closing date, and 606,673 shares of Common Stock of ITDS (then valued at $10 million) on January 2, 1998. Additionally, ITDS will be required to pay CSC up to $6 million on January 1, 1999 if certain performance criteria have been met on that date. The amount paid, if any, will be recorded as goodwill when the final amount is known. ITDS also incurred direct costs of approximately $2 million. These costs consist primarily of legal, accounting and financial advisory fees.

   [bullet] ITDS borrowed $70 million, on a long-term basis, to finance a portion of the cash component of the Intelicom Acquisition and incurred direct financing fees of approximately $1.5 million. See "1997 Pro Forma Financial Condition and Results of Operations."

   [bullet] It was assumed that ITDS incurred approximately $5 million, before income tax benefit, in indirect transaction and combination costs. These costs consist primarily of employment and personnel related costs, the majority of which were expensed in the first quarter of 1998. The purchase price has been allocated to the assets and liabilities of Intelicom based on their fair values at the date of acquisition. The purchase price in excess of the fair value of the net assets acquired was assumed to be approximately $51.6 million and will be amortized over 15 years. In addition, purchased research and development costs of approximately $20.8 million, before income tax benefit, were expensed in the first quarter of 1998. The $5 million and the $20.8 million discussed above have been excluded from the pro forma statement of income for the year ended December 31, 1997 and are included in the adjustments to the pro forma balance sheet as of December 31, 1997.

     Pro forma adjustments to the consolidated statement of income reflecting anticipated cost savings and other synergies, if any, resulting from the integration of ITDS and Intelicom are, under most circumstances, not permitted and, accordingly, have not been reflected in the pro forma financial statements. However, an adjustment to reverse a credit granted by Intelicom to a major customer ($4.7 million) for obligations relating to services provided prior to the acquisition by ITDS was recorded as this item is non-recurring and directly related to the transaction.

     The pro forma financial results are not intended to be a projection of future results and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates presented.

                 Unaudited Pro Forma Consolidated Balance Sheet
                            As of December 31, 1997
                                 (in thousands)


                                              ITDS          Intelicom            Adjustments         Pro Forma
                                           ----------   -----------------   --------------------   ------------
Cash and cash equivalents ..............    $ 28,967       $      --           $    (5,827) (1)      $ 23,140
Accounts receivable, net ...............       5,008          18,310 (1)           (13,885) (1)         9,433
Prepaid expenses .......................         741             203 (1)                --                944
Deferred income taxes ..................         220              --                    --                220
                                            --------       ---------           -----------           --------
  Total Current assets .................      34,936          18,513               (19,712)            33,737

Computers ..............................       4,844           3,879                    --              8,723
Furniture and fixtures .................         446           2,008                    --              2,454
Equipment ..............................         373              --                    --                373
Leasehold improvements .................         590             736                    --              1,326
                                            --------       ---------           -----------           --------
                                               6,253           6,623                    --             12,876
Accumulated depreciation ...............      (2,319)         (3,648)                   --             (5,967)
                                            --------       ---------           -----------           --------
  Property and equipment, net ..........       3,934           2,975 (1)                --  (1)         6,909

Product development costs ..............       3,698          13,530                 2,270  (1)        19,498
Goodwill, net ..........................          --          12,743                38,818  (1)        51,561
Purchased software, net ................          --             535                  (535) (1)            --
Deferred income taxes ..................          --              --                 8,320  (2)         8,320
Other ..................................       1,884              --                 1,500  (3)         3,384
                                            --------       ---------           -----------           --------
    Total assets .......................    $ 44,452       $  48,296           $    30,661           $123,409
                                            ========       =========           ===========           ========

                 Unaudited Pro Forma Consolidated Balance Sheet
                            As of December 31, 1997
                                 (in thousands)



                                                           ITDS       Intelicom        Adjustments         Pro Forma
                                                       -----------   -----------   -------------------   ------------
LIABILITIES AND EQUITY
Accounts payable and accrued expenses ..............    $  2,086       $ 5,548        $     3,000 (4)
                                                                                            1,500 (3)
                                                                                            3,293 (1)     $  15,427
Customer advances ..................................          --         1,096                 --             1,096
Current maturities of capital lease obligations              278            --                 --               278
                                                        --------       -------        -----------         ---------
  Current liabilities ..............................       2,364         6,644              7,793            16,801
Capital lease obligations ..........................          73            --                 --                73
Deferred income taxes ..............................       1,667         7,416             (7,416) (1)        1,667
Long term debt .....................................          --            --             70,000  (1)       70,000
Other ..............................................          30            --                 --                30
Common stock .......................................         128            --                  6  (1)          134
Additional paid-in capital .........................      44,447            --              9,994  (1)       54,441
Retained deficit ...................................      (4,026)           --            (20,800) (1)
                                                                                           (3,000) (4)
                                                                                            8,320  (2)      (19,506)
Unearned compensation ..............................        (231)           --                 --              (231)
Shareholders' net investment .......................          --        34,236            (34,236) (1)           --
                                                        --------       -------        -----------         ---------
  Stockholders' equity .............................      40,318        34,236            (39,716)           34,838
                                                        --------       -------        -----------         ---------
Total liabilities and stockholders' equity .........    $ 44,452       $48,296        $    30,661         $ 123,409
                                                        ========       =======        ===========         =========

--------
(1) To record assets acquired and liabilities assumed at their estimated fair values consisting of the following (in thousands):


   Product development costs ...........    $ 15,800
   In-process R & D ....................      20,800
   Accounts receivable, net ............       4,425
   Pre-paid expenses ...................         203
   Property and equipment, net .........       2,975
   Goodwill ............................      51,561
   Liabilities .........................      (7,937)
                                            --------
                                            $ 87,827
                                            ========

  The purchase price was satisfied as follows (in thousands):


   Cash .............................    $ 5,827
   Debt .............................     70,000
   Issuance of common stock .........     10,000
   Other liabilities ................      2,000
                                         -------
                                         $87,827
                                         =======

(2) To record deferred tax asset related to the $20.8 million of purchased research and development costs which were expensed for financial statement purposes and will be amortized over a 15 year period for tax purposes.

(3) To capitalize direct financing costs associated with the Company's $70 million loan under the Credit Agreement.

(4) To record the indirect costs related to the Intelicom Acquisition of approximately $5 million, less the applicable income tax benefit.

              Unaudited Pro Forma Consolidated Statement of Income
                          Year Ended December 31, 1997
                     (in thousands, except per share data)


                                               ITDS       Intelicom        Adjustments        Pro Forma
                                            ----------   -----------   -------------------   ----------
Revenue .................................    $23,429       $52,269        $    4,706 (1)      $ 80,404
Costs and expenses:
 Operating expenses .....................      5,617        20,147                --            25,764
 General, administrative and selling
  expenses ..............................      6,760        15,415                --            22,175
 Depreciation and amortization ..........      1,596        10,693             6,597  (2)
                                                                              (9,315) (3)        9,571
 Systems development and programming
  costs .................................      2,911         6,650                --             9,561
                                             -------       -------        ----------          --------
Total costs and expenses ................     16,884        52,905            (2,718)           67,071
                                             -------       -------        ----------          --------
Operating income (loss) .................      6,545          (636)            7,424            13,333
Other income (loss) .....................      1,702            --              (320) (4)        1,382
Interest expense ........................       (120)           --            (5,850) (5)       (5,970)
                                             -------       -------        ----------          --------
Income (loss) before income tax
 expense ................................      8,127          (636)            1,254             8,745
Income tax expense (benefit) ............      3,326           (75)              334  (6)        3,585
                                             -------       -------        ----------          --------
Net income (loss) .......................    $ 4,801       $  (561)       $      920          $  5,160
                                             =======       =======        ==========          ========
Average shares outstanding:
 Basic ..................................     12,728            --               607            13,335
 Diluted ................................     13,193            --               607            13,800
Earnings per share:
 Basic ..................................    $   .38            --                --          $    .39
 Diluted ................................    $   .36            --                --          $    .37

--------
(1) To reverse credits given to an Intelicom customer for obligations relating to services provided prior to the Intelicom Acquisition.

(2) To record amortization expense related to the $51.6 million of goodwill over 15 years and the $15.8 million of software development costs over 5 years.

(3) To reverse amortization expense recorded by Intelicom prior to the Intelicom Acquisition.

(4) To reflect reduced earnings on investments (assumed to be at a rate of 5.5% per year after expenses) related to the cash component of the purchase price.

(5) To record interest expense (assumed to be at a rate of 8% per year) and the amortization of financing costs over the six-year term of the Company's
    $70 million loan under the Credit Agreement.

(6) To adjust the income tax expense on a Pro Forma Basis to an effective tax rate of 41%.

         1997 PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

     ITDS is a leading provider of comprehensive billing, customer care and management information solutions to providers of wireless and satellite telecommunications services. The Company currently supports over 5 million subscribers in more than 200 wireless markets. In January 1998, ITDS completed the Intelicom Acquisition. Intelicom provides complete billing and customer care solutions for the wireless communication industry, including cellular, PCS, paging and ESMR. The Intelicom Acquisition positions the Company as a provider of billing service to wireless carriers and resellers in 29 of the top 30 markets in the United States. Revenue for Intelicom for the year ended December 31, 1997 was approximately $57.0 million, or approximately 71% of the Company's revenues for 1997 on a Pro Forma Basis.


     The Company derives substantially all of its revenue (i) primarily from service contracts, which are generally billed monthly, under which a customer contracts with the Company to operate and maintain such customer's transactional billing system; (ii) to a lesser extent, from the development of new software, the enhancement of existing installed systems and the provision of related customer maintenance and training, which are largely billed on a time and materials basis. Service revenue is recognized in the period in which the services are provided and revenue from the development of software is recognized at the time the services are performed. On a Pro Forma Basis, service revenue relating to the operation of customers' billing systems accounted for approximately 90% of total revenue in 1997.

     Operating expenses are comprised primarily of the salaries and benefits of technical service representatives, operations personnel, quality assurance representatives and consultants and costs to produce and distribute invoices for customers.

     General, administrative and selling expenses consist mainly of the salaries and benefits of management and administrative personnel and general office administration expenses (rent and occupancy, telephone and other office supply costs) of the Company.

     The Company capitalizes software development costs incurred in the development of software used in its product and service line only after establishing commercial and technical viability and ceases capitalizing such costs when the product is available for general release. The capitalized costs include salaries and related payroll costs incurred in the development activities. Software development costs are carried at cost less accumulated amortization. Amortization is computed by using the greater of the amount that results from applying the ratio of current revenue for the product over total revenue for the product or the straight-line method over the remaining useful life of the product. Generally, such deferred costs are amortized over five years.


Results of Operations on a Pro Forma Basis
     On a Pro Forma Basis, revenue was approximately $80.4 million for fiscal 1997, reflecting revenue for ITDS (not including Intelicom) of approximately $23.4 million, and revenue for Intelicom of approximately $57.0 million, including an adjustment of $4.7 million. Revenue for Intelicom increased from approximately $31.2 million for the fiscal year ended March 29, 1996 to approximately $42.2 million for the fiscal year ended March 28, 1997.

     On a Pro Forma Basis, operating costs and expenses were approximately $35.3 million for 1997, reflecting operating costs and expenses for ITDS (not including Intelicom) of approximately $8.5 million and operating costs and expenses for Intelicom of approximately $26.8 million. Also included in operating costs and expenses on a Pro Forma Basis were system development and programming costs of $9.5 million (including $2.9 million for ITDS (not including Intelicom) and $6.6 million for Intelicom), which were comprised primarily of employee salaries and benefits and consultant fees related to internal software development.

     General, administrative and selling expenses on a Pro Forma Basis were approximately $22.2 million for 1997, reflecting general, administrative and selling expenses for ITDS (not including Intelicom) of approximately $6.8 million and general, administrative and selling expenses for Intelicom of approximately $15.4 million.

     Operating income on a Pro Forma Basis was approximately $13.3 million for 1997, reflecting operating income for ITDS (not including Intelicom) of approximately $6.5 million and operating income for Intelicom of approximately $6.8 million. The Intelicom operating income reflects pro forma adjustments of
(i) $4.7 million to reverse credits given to an Intelicom customer for obligations relative to services provided prior to the Intelicom Acquisition,
(ii) $6.6 million to record an amortization expense related to goodwill and software development costs recorded as part of the Intelicom Acquisition and
(iii) $9.3 million to reverse historical amortizations recorded by Intelicom.

     Interest expense on a Pro Forma Basis was approximately $6.0 million for 1997, reflecting interest expense for ITDS (not including Intelicom) of $100,000 and a pro forma adjustment of $5.9 million to reflect interest expense (assuming an interest rate of 8%) and the amortization of financing costs for the Company's $70 million term loan under the Credit Agreement.

     Net income on a Pro Forma Basis was approximately $5.2 million for 1997 reflecting net income of $4.8 million for ITDS (not including Intelicom) and net income of $400,000 for Intelicom, including net adjustments of $920,000. On a Pro Forma Basis, 1997 basic and diluted earnings per share were $.39 and $.37, respectively. The actual 1997 basic and diluted earnings per share for ITDS (not including Intelicom) were $.38 and $.36, respectively. The pro forma net income and per share amounts reflect the adjustments described above.

     The Intelicom Acquisition is expected to more than triple the Company's revenue in 1998 compared to ITDS' actual revenue in 1997. However, management expects 1998 margins as a percentage of revenue to decline when compared to actual 1997 margins, due to the historically lower margins of Intelicom and an expected increase in the Company's overall development and customer service costs. Management anticipates cost savings in 1998, resulting primarily from the elimination of CSC's overhead allocation. These lower margins are expected to improve during 1999 as the efficiencies of the Intelicom Acquisition are realized.


Liquidity
     As of December 31, 1997, on an actual and pro forma basis as if the Intelicom Acquisition occurred on December 31, 1997, respectively, ITDS had cash and cash equivalents of $29.0 million and $23.1 million, trade accounts and receivables of $5.0 million and $9.4 million, and working capital of $32.6 million and $16.9 million.


     On January 2, 1998, ITDS acquired Intelicom for 606,673 shares of Common Stock of the Company and $75.8 million in cash, plus a future contingent payment of up to $6 million. A portion of the cash purchase price for Intelicom was obtained by ITDS under the Credit Agreement which provides for a $70 million term loan and a $30 million line of credit. See "Use of Proceeds" and "Underwriting." The Credit Agreement contains normal covenants which include meeting certain financial ratios and it requires payments of interest only, at a rate of LIBOR plus up to two and one quarter percent, through March 30, 2000, at which time periodic principal payments will become due. Principal payments of $1.25 million, $4.375 million, $5.625 million and $6.25 million will become due quarterly beginning March 30, 2000, 2001, 2002 and 2003, respectively. In addition, the Company has entered into a hedging agreement with a third party, pursuant to which the Company currently pays a fixed interest rate of 8% with respect to $35 million of the amount outstanding under the Credit Agreement. The Company plans to use the proceeds of this offering to pay off all amounts under the Credit Agreement. See "Use of Proceeds."


     The Company believes that its existing capital resources as well as funds available under the Credit Agreement are adequate to meet its cash requirements for the foreseeable future. There can be no assurance, however, that changes in the Company's plans or other events affecting the Company's operations will not result in accelerated or unexpected expenditures.

     In addition to the proceeds to the Company from this offering, the Company may seek additional funding through public or private financing. There can be no assurance, however, that additional financing will be available from any of these sources or will be available on terms acceptable to the Company.


Year 2000
     The Company is preparing all of its products and internal computer systems to be Year 2000 compliant. A compliance task force has been established, and is currently identifying and developing conversion strategies for the Company's systems. The Company expects to replace some of its systems and to upgrade others. The Company currently estimates the compliance effort, including planning, implementation and testing, to cost approximately $2 million to $3 million, and expects that a substantial portion of this expenditure will occur in 1998. Although the Company does not expect the cost to have a material adverse effect on its business or future results of operations, there can be no assurance that the Company will not be required to incur significant unanticipated costs in relation to its compliance obligations. The Company currently estimates that compliance will be achieved in early 1999, however, there can be no assurance that the Company will be able to complete the conversion in a timely manner or that third party software suppliers will be able to timely provide Year 2000 compliant products for the Company to install.

                                   BUSINESS

     ITDS is a leading provider of comprehensive billing, customer care and management information solutions to providers of wireless and satellite telecommunications services. The Company currently supports over 5 million subscribers in more than 200 wireless markets. The Company uses its proprietary software technology to develop solutions which address billing and customer care requirements as they evolve, regardless of a service provider's market segment, geographic area or mix of network features and billing options. The Company currently serves leading national and regional wireless telecommunications companies in the United States, including Aliant, Dobson, Nextel, Omnipoint, Southwestern Bell, Sygnet, Western Wireless and WorldCom. Typically, the Company provides its services under contracts with terms ranging from two to five years, and bills customers monthly, on a per-subscriber basis. As a result, substantially all of the Company's revenue is derived from bill processing services, which are recurring in nature, and such revenue generally increases as the number of subscribers served by the Company grows.

     In January 1998, the Company completed the Intelicom Acquisition. Intelicom provides complete billing and customer care solutions for the wireless communication industry, including cellular, PCS, paging and ESMR. Revenue for Intelicom for the year ended December 31, 1997 was approximately $57.0 million, or approximately 71% of the Company's 1997 revenues on a Pro Forma Basis. Primarily as a result of the Intelicom Acquisition, the number of subscribers supported by the Company increased from 735,000 in January 1997 to approximately 4.6 million in January 1998. Intelicom's data center is located in Champaign, Illinois. The Company believes there are strong synergies between the acquired platforms and applications and the ITDS platforms and applications existing at the time of the Intelicom Acquisition. The Company intends to reconfigure and combine certain of its platforms to reduce the number of total platforms offered and to migrate desirable applications across its platform offering.

     In recent years, the telecommunications services industry has experienced rapid growth and dramatic change, ranging from the introduction of such technologies as cellular, PCS and satellite communications, to new features and services, in a wide variety of combinations and at a great diversity of prices. The Company's systems are designed to respond to the dynamic requirements of this market for cost-effective billing and customer care solutions by drawing on the Company's core technology and significant human resources. The Company's systems support customers with subscriber bases ranging from under 100,000 to in excess of 1 million. The Company's software currently supports leading wireless telecommunications protocols, including Advanced Mobil Phone Systems ("AMPS"), Global System for Mobile Communication ("GSM"), Time Division Multiple Access ("TDMA") and Code Division Multiple Access ("CDMA").

     The Company's advanced billing, customer care and management information systems form the foundation for a suite of applications that provide not only subscriber billing and service support, but also the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, fraud management, electronic funds transfer, credit management, inventory management and data archiving. The systems architecture permits service providers to package functions and features, such as short messaging service ("SMS"), dispatch and pre-paid calling, to meet a customer's specific requirements. The Company's software and services allow its customers to address the demands of a rapidly evolving marketplace by enabling them to develop and support innovative rate and feature offerings without the delay and cost associated with reconfiguring their billing and information systems; to identify and respond to subscriber demands through analysis of billing and subscriber databases; to reduce costs with accurate and timely receivables information; and to manage the subscriber relationship in a comprehensive and cost-effective manner.


Industry Background

     General
     In 1996, the U.S. telecommunications services industry generated approximately $222 billion in revenue and has experienced rapid change and greatly increased competition in recent years. Deregulation and rapid technological advances are resulting in convergence of previously separate segments of the telecommunications market. Markets that were once rigidly segmented by service within geographical areas are converging into a single, world-wide communications market, which includes both traditional service providers and a variety of new participants. Each segment of these converging markets is experiencing significant growth, increased complexity in service offerings and greater competition.

     At the same time, rapidly evolving technical changes have dramatically increased the features and services available to subscribers. These changes have ranged from the evolution of entirely new communications media, such as satellite transmission, to innovative services, such as PCS, to a rapidly evolving and growing range of vertical services, such as short messaging services, voice mail and paging. Many cellular providers are now offering such innovative features as group ringing, which initiates a call on all of an individual's lines (whether business, personal or mobile) and connects the call as soon as one line is answered, and cell site sensitive billing, which, for example, enables carriers to apply local wireline rates for calls to or from a telephone within the vicinity of the subscriber's home or business and apply cellular rates elsewhere. In addition, improved switching technology is permitting local exchange telecommunications services providers to offer a variety of new features and services to their subscribers such as call delivery beyond the subscriber's home area, call waiting, voice mail and others. Internationally, privatization and deregulation are resulting in similar increases in competition, the emergence of newly authorized telecommunications providers, and the provision of additional features over a variety of media.



     Wireless Communications
     CTIA estimates that the number of wireless subscribers in the United States increased from 500,000 in June 1986 to 55.3 million in December 1997. In the twelve months ended December 1997, wireless providers generated more than $27 billion in revenue in the United States. In addition to growth in the cellular telephone market, the emergence of new wireless communications technologies and services, such as PCS and satellite-based telephony, is expected to increase the quality and capabilities of wireless communications, including, to varying degrees, seamless roaming, increased service coverage, improved signal quality and greater data transmission capacity.



     While the number of cellular service subscribers in the United States has grown substantially in recent years, the average revenue per user has declined and is expected to decrease further. The CTIA has reported that revenue per subscriber declined over 55% from December 1987 to December 1997. Cellular service providers are experiencing increased price competition in the wireless telecommunications industry as providers of PCS and other services enter the geographic markets previously served only by cellular carriers, requiring the cellular service providers to differentiate their services and adopt innovative rate tariffs.



     Other Segments

     Other segments of the telecommunications services industry are experiencing similar change and convergence. Wireline providers, including providers of local, long-distance, network access and related services, provided services to approximately 171 million customers in the U.S., generating more than $196 billion in revenue in 1996. Deregulation has spurred the creation of new entrants in both the local and long distance market, created an environment for mergers and consolidation and has increased competitive pricing pressures among all providers. Regional Bell Operating Companies (RBOCs) and long-distance providers compete with providers of wireless services through the purchase of cellular companies and PCS licenses, wireline providers are pursuing opportunities in the cable market and wireless providers are examining wireless local loop and the traditional long distance market. At the same time, utility companies are leveraging their existing electrical and fiber optic infrastructures to provide telecommunications services to their customers. In addition, on-line service providers, including companies such as America Online and CompuServe, have generated a large and rapidly growing market for the provision of a range of services including electronic mail, news, and other information, as well as home shopping and access to the Internet.



     Traditional Transactional Billing
     Transactional billing is the process of matching specific calling events with a subscriber database. Historically, this was primarily a billing process, used in order to generate invoices for wireless, long-distance and local service by individual and business users. The Company believes that recurring billing is a carrier's most significant interface with the subscriber, and is therefore a critical element of attracting, communicating with, and retaining subscribers.


     Many telecommunications services providers in the U.S. have traditionally used transactional billing systems developed internally or through cooperative joint ventures for operation on a provider's mainframe computer. These "legacy" systems typically are difficult to maintain and modify, and often do not meet the multiple and evolving needs of a service provider. Such systems often cannot be integrated with other information sources within a provider's organization, or databases outside an organization. Introduction of changes in parameters such as price and service often requires significant reconfiguration or reprogramming. These traditional means of billing and monitoring service have proven inadequate to respond to the evolving and dynamic requirements of the telecommunications services marketplace. The enormous growth in the number of subscribers, the decreasing revenue per subscriber and the proliferation and range of services offered, require highly capable, flexible and scalable support systems, which can adequately support the size and nature of customer offerings on a cost effective basis.



     Other service providers have elected to out-source billing and management information-related functions because of the significant level of technological expertise and capital resources required to implement systems successfully. In addition, many emerging telecommunications services providers lack any transactional billing infrastructure at all. One of the primary challenges that these newer service providers face is to bring new services to market quickly. They typically focus their capital resources on developing networking and switching technology and on creating marketable services rather than on managing billing systems. These providers typically seek to outsource the billing functions because efficient flexible billing solutions are often too costly and time consuming to develop, manage and staff internally.



     As a result, service providers need billing, customer care and management solutions which:


   [bullet] enable them to differentiate their services in a highly competitive and fungible market through the development, implementation and support of a broad range of rate structures, services and features;

   [bullet] respond quickly, efficiently and accurately to market-driven demands, such as frequent changes in rate structures and innovative marketing programs;

   [bullet] integrate seamlessly with their corporate management information services, so that providers can use the data generated for operational and other strategic purposes as an integral part of their marketing and sales plans;

   [bullet] provide a basis for the efficient development and deployment of solutions to address common industry issues such as authentication management and local number portability; and

   [bullet] offer reliability and accuracy as critical components of subscriber relations, communication and retention.


The ITDS Solutions
     The Company's solutions are based upon software systems that provide reliable and accurate billing, customer care and management information support, and enable the service provider to automate subscriber activation, remittance processing, collections, data retrieval and reporting, fraud management, electronic funds transfer, credit management, automation of inventory management, and data archiving, running in either single or multiple telecommunications services markets, including wireless, ESMR, paging and satellite. In comparison with traditional solutions, the Company's software and services:

   [bullet] permit providers to develop, validate, implement and support rate changes without the corresponding requirement to develop or change support systems, reducing the time to introduce new marketing or sales strategies;

   [bullet] permit providers to introduce new features or combinations of features, either directly or with others, on a timely basis;

   [bullet] assure that providers have immediate access to multiple databases on a fully-integrated basis, to improve marketing and sales planning;

   [bullet] deliver accurate, timely and useful billing information to customers, regardless of mix or change in level of service and rates, to facilitate customer attraction and retention; and

   [bullet] improve providers' cash flows and reduce bad debt by detecting fraud and delivering accurate and timely receivable and collection information across systems and service offerings.

     The Company's range of solutions enables the Company to deliver some or all of the functionality described above to wireless service providers serving different sized subscriber bases, employing different technologies and serving different industry segments.

The ITDS Strategy
     The Company's objective is to further its position as a leading provider of billing and customer care services to telecommunications service providers worldwide. Key elements of the Company's strategy include:

   [bullet] Leverage Its Expanded Customer Base. Historically, the Company's customer base had been limited to smaller and mid-sized wireless providers. The Intelicom Acquisition in January 1998 enabled the Company to penetrate the market of larger service providers and substantially expanded the Company's subscriber base. The Company believes that the new customers that it acquired as a result of the Intelicom Acquisition will enable it to further penetrate the market for larger telecommunications service providers. The Company's expanded customer base enhances the Company's presence as a provider of billing and customer care services to large wireless service providers and demonstrates the Company's technological capabilities in servicing additional customers with large subscriber bases. In addition, the Company anticipates further growth of its subscriber base as customers expand into new markets and acquire businesses in new market segments.

   [bullet] Efficiently Support Customer Needs. The Company intends to continue to meet the specific needs of each of its existing customers by using its broad technology base and its knowledge and experience in the telecommunications industry to offer and support solutions and platforms that offer functionality tailored to such customers' specific needs. In addition, the Company intends to leverage its technological expertise by making certain modules and functionalities that are currently offered on some of its platforms more broadly available across its platform offerings. By drawing on the strengths of its overall product line, the Company expects to offer its customers greater flexibility on its larger systems and increased capacity and scalability on its smaller systems.

   [bullet] Leverage Technology Features to Penetrate Related Market Segments.
            The Company believes it is well positioned to leverage its technology base by offering billing, customer care and management information solutions to providers in non-wireless telecommunications services market segments including satellite, data transmission, Internet and other enhanced services. Expansion into these additional sources of potential revenue are not expected to require commensurate investment in software development because the Company's existing core technology already meets the more challenging and demanding requirements of the wireless segment of the market, while enabling the Company to offer features and functions to meet provider requirements.

   [bullet] Achieve Greater Economic Potential of Combined Operations. The
            Company currently sustains separate operations, including research and development and customer support, in its Stamford, Connecticut and Champaign, Illinois facilities. The Company believes that it has significant opportunity to achieve greater economic efficiencies by combining certain of its facilities' operations. The Company intends to devote significant management and financial resources to streamlining and combining operations in order to achieve future cost reductions and improved product and services margins.

   [bullet] Expand International Operations. The Company believes that the flexibility of its system will permit it to address the billing, customer care and management information solutions requirements of international telecommunications services providers without the need for significant reconfiguration. For example, the Company's systems currently support the provision of cellular services based on GSM technology, which has been widely adopted outside the United States, as well as other emerging digital services. The Company, through its subsidiary ITDS LTDA, a Brazilian limitada, provides billing services to MCOMCAST, S.A., a Brazilian limitada owned by COMCAST International Holdings, Inc. and MCOM Wireless, S.A. In 1997, the Company established a presence in South America by opening an office in Sao Paulo, Brazil and by the end of 1998, it expects to establish a service bureau operation there from which it will be able to provide billing services and support to Brazil.

   [bullet] Continue to Pursue Strategic Acquisitions. As part of the Company's expansion strategy, the Company completed the Intelicom Acquisition in January 1998. The Company will continue to examine the possibility of acquiring complementary organizations. The Company's approach to acquisitions is to target firms that provide customers with subscribers in new markets and product offerings and features that complement or extend those of the Company.

Products and Services

     Core Systems
     The Company provides its customers with billing, customer care and management information solutions through the use of its software systems and the provision of billing and customer care services. The Company's software is installed at a customer site to interface directly with the customer's systems and generate relevant subscriber billing and other data, as well as to support a wide range of transactional billing and subscriber management functions. The Company uses its software to process the billing information, eliminating the need for customers to maintain their own data processing operations.


     As a result of the Intelicom Acquisition, the Company acquired additional software platforms used to perform billing and customer care functions. The Company believes there are strong synergies between the acquired platforms and applications and the ITDS platforms and applications existing at the time of the Intelicom Acquisition. The Company intends to reconfigure and combine certain of its platforms to reduce the number of total platforms offered and to migrate desirable applications across its platform offerings. The Company believes this strategy will improve the capabilities of its billing and customer care services; reduce operating costs, both internally and for its customers; and reduce subscriber impact in the event its customers change platforms.


     The Company's suite of applications allows customers the flexibility of changing their billing and customer care services to implement, for example, rate plan changes for access, toll usage or toll discounts. Drawing on their client/server architecture, the Company's solutions can be integrated with a customer's communication and data systems to provide customers with the ability to generate up-to-date subscriber analysis and reports. To further assure their operational flexibility and usefulness, the Company's systems support leading industry standards such as the CIBER standard for the wireless clearinghouse for AMPS, CDMA and TDMA wireless systems in the U.S. and the TAP standard for international clearinghouse for GSM cellular systems.

     The Company's solutions perform a broad range of transactional billing and customer care functions, including customer acquisition and provisioning, message rating and billing, customer care and revenue assurance. The functionality available to the Company's customers depends upon the specific solution deployed by the customer, and includes some or all of the applications described below.



     Customer Acquisition and Provisioning
     The Company's customer acquisition and provisioning applications are designed to facilitate customers' efforts to manage sales leads, qualify subscribers, administer inventories, assign price plans, create and update subscriber accounts and provision the appropriate network services. Some of the key applications include:


   Point Of Sale. The Company's Point Of Sale (POS) application creates and controls work flows for the entire sales process. These work flows make data entry more efficient and easier for the system user, and ensure that all of the required subscriber information is accurately recorded. Advanced hardware and software enable sales staff to quickly process initial service applications, perform on-line credit checks with automatic scoring, update inventories, print service agreements and payment receipts and accept credit card payments. Although the Company's POS application is currently limited to use with certain of the Company's platforms, the Company expects that future versions of the application will be available for use with the Company's other platforms and with other vendors' billing systems.

   Inventory Administration. The Company's inventory administration applications allow customers to perform extensive inventory management of equipment, services and subscriber data, such as account numbers, mobile directory numbers and international mobile subscriber identification numbers. The Company's applications enable customers to manage and control these inventory items, not only at the time of activation, but also during the process of ordering, receiving and verification.

   Provisioning of Network Services. The Company's TSI Vision application integrates with a variety of network elements and databases to automate the provisioning of servicing such as voice, voice mail, dispatch and short message service.

 Message Rating and Billing

     The Company's message rating and billing applications provide its customers robust capabilities in the following areas:

   Data Collection. The Company's data collection application interfaces with a variety of network elements to collect, forward and manage the process flow of network calls, events and activities. This information is distributed to a number of applications such as real-time rating, fraud control and message rating and processing modules. The data collection application supports real-time data collection from a network element via electronic transmission over a direct network connection.

   Message Rating. The Company's message rating applications provide its customers with flexibility and control over their market pricing. The authorized user can establish independent rating schedules for system usage (airtime) and long distance (toll), enabling the Company's customers to exercise a high degree of creativity and flexibility when developing pricing strategy. In addition, real-time rating, which is currently available on one of the Company's platforms, allows the Company's customers to monitor subscriber account balances in real time. This application allows the Company's customers to offer to their subscribers innovative features, such as pre-paid calling. The Company's message rating applications also support a variety of customer defined features including flexible discounting, variable rounding of time, bundled minutes and special phone numbers.

   Message Processing. The Company's message processing applications manage a complex set of rules and business logic to accurately calculate usage-based pricing for customers' subscribers. These applications make the determination of call inclusion or exclusion, length of call or event and subscriber feature utilization, based in part upon the subscriber's price plan, the physical location of the caller, time of day, day of week and service utilized.

   Bill Calculation and Processing. The Company's bill calculation and processing applications ensure accuracy in the calculation of subscribers' bills by performing a series of pre-runs, error correction and bill verification routines. These activities are executed by both the Company and its customers and ensure that billing information is timely and accurate.



     Customer Care

     The Company's customer care applications permit a customer to apply and execute a variety of subscriber payment options, to create service credit and adjustments on-line, to generate notes and reminders and to execute alternate collection strategies.

   Front-End Services. The Company's front-end services applications support the day-to-day operation of customers' billing and customer care functions and forms the core of the Company's product and service offerings. The applications consist of two components:

       Credits and Adjustments. This application allows a customer's Customer Service Representative ("CSR") to perform a variety of maintenance and service functions on a subscriber's account. For example, the CSR can issue call credits at the individual call level, groups of calls or total amount, in order to correct erroneous bills. In addition, this application allows a customer to control the degree of credit and adjustment functionality given to each CSR.

       Customer Maintained System Parameters. This application allows customers to modify and update their business rules within various functions, including rate plans, toll rates, discount schedules, cell site, application profile and security. The application provides customers the flexibility to address their dynamic market needs in real-time, without the need for significant re-programming on the part of ITDS.

   Payment Capabilities. The Company's payment applications provide several methods and options for the receipt and processing of subscriber payments. These processes, which are optional modules, can be independently deployed by the customer and include not only traditional lockbox, but also credit card, direct debit and bank draft.



     Revenue Assurance

     The Company's revenue assurance applications include system security, general ledger interface and reporting capability, which ensure that customers' processes are subject to the appropriate levels of control and system auditability. The Company's applications satisfy the audit and control requirements of the SAS 70 Accounting Standard.

 New Products
     The Company continues to refine its existing software and to introduce new applications to meet evolving customer requirements. The Company is currently developing a new platform, based on an open systems architecture, that has a Windows 95-compatible user interface, supports an Oracle relational database management system and operates on a UNIX-based file server. The Company believes that this enhanced platform will address the needs of larger customers that require substantial functionality on a scalable and interoperable basis. The Company expects this platform to become available during the second half of 1998.

     In addition, the Company intends to maximize its technological expertise by developing new applications for use on all of its platforms and by making certain applications that are currently offered on some of its platforms more broadly available across its platform offerings. By drawing on the strengths of its overall product line, the Company expects to offer greater flexibility on its larger systems and increased capacity and scalability on its smaller systems. The Company is currently evaluating its products and those of third parties to determine an implementation strategy for such applications.

     In 1997, the Company announced the successful implementation of fraud management and authentication ("A-Key") functionality into its solutions. The feature is compliant with EDI A-Key Guidelines published by CTIA and is also capable of utilizing other formats pursuant to a customer's specific needs. The Company is currently enhancing the product to provide a greater range of functionality in A-Key management and expects the enhanced version to become available by the middle of 1998.

     In anticipation of possible future enhancements, the Company continually reviews technological innovations and changing standards and services in the industry. See "System Development."


Customers
     The ITDS solutions currently support over 5 million subscribers in over 200 wireless markets, including 29 of the top 30 domestic markets. The Company has 54 customers, including two customers that each represent more than 10% of the Company's total revenue. These customers include a broad range of wireless telecommunications service providers, serving different sized subscriber bases, employing different technologies and focusing on different industry segments. The Company's current customers include Aliant, Dobson, Nextel, Omnipoint, Southwestern Bell, Sygnet, Western Wireless and WorldCom.

     Many of the customers acquired by the Company through the Intelicom Acquisition in January of 1998 have substantially larger subscriber bases than the Company's existing customers at the time of the Intelicom Acquisition. The Company's customers, other than those acquired in the Intelicom Acquisition, have subscriber bases of up to approximately 300,000, while the customers obtained through the Intelicom Acquisition have subscriber bases of up to in excess of one million. Nextel and Western Wireless each represent over ten percent of the Company's 1997 revenues on a Pro Forma Basis and it is likely that they will continue to represent over ten percent of the Company's revenue in the future. The loss of any such customer could have a material adverse effect on the operating results of the Company. See "Risk Factors--Reliance on Significant Customers."

     The following provides a brief description of certain of the Company's key customers:


  Aliant      Aliant provides wireline and wireless services to customers in Nebraska and Iowa. Aliant's wireless services include cellular operations and wide-area paging services. Aliant operates a cellular telecommunications system in the Lincoln, Nebraska metropolitan area. The company also manages the limited partnership which is the license holder for the southwestern six counties of Iowa. As of December 31, 1997, Aliant served approximately 200,000 wireless subscribers.
              Aliant has been a customer of the Company since 1992.

  Dobson      Dobson provides diversified telecommunications products and services in eight states across the country. Dobson's wireless operations focus on the ownership, operation and development of rural cellular systems primarily in portions of certain mid-western, southwestern and mid-atlantic states. In addition, Dobson recently purchased PCS licenses in Oklahoma, Kansas and Missouri.
              As of December 31, 1997, Dobson served approximately 100,000 wireless subscribers. Dobson has been a customer of the Company since July 1994.


                                       28



   Nextel        Nextel provides a wide array of digital and analog wireless communications services throughout the United States. Nextel offers a differentiated integrated package of digital wireless communications services under the Nextel brand name, primarily to business users.
                 The Company provides services to Nextel's digital subscriber base. As of December 31,
                 1997, Nextel provided service to approximately 1,270,700 digital subscriber units in the
                 United States. Nextel's digital network constitutes one of the largest integrated wireless communications systems utilizing a single transmission technology in the United States. At
                 December 31, 1997, Nextel's digital network was operational in areas in which approximately 65% of the total United States population lives or works, providing coverage in or around 75 of the top 100 metropolitan statistical areas in the United States. Nextel became a customer of the Company in January 1998 as a result of the Intelicom Acquisition.
                 Previously, Nextel had been a customer of Intelicom since March 1995. Revenue from
                 Nextel accounted for approximately 25.7% of the Company's 1997 pro forma revenue.

   Omnipoint     Omnipoint is a leader in commercializing PCS. As of December 31, 1997, Omnipoint marketed wireless communications services to over 16 million people covered by networks primarily in the New York Major Trading Area and Philadelphia area Basic Trading Areas ("BTA") and surrounding BTAs. Omnipoint has licenses to provide such services in areas covering a population of approximately 96.5 million, of which approximately 60% are located in a contiguous region of the northeast U.S. from Maine to Virginia. In addition, Omnipoint has licenses in southeast Florida and the Midwest. As of December 31, 1997, Omnipoint had
                 approximately 141,000 active subscribers. In January 1998, Omnipoint became a customer of the Company as a result of the Intelicom Acquisition.  Previously, Omnipoint had been a customer of Intelicom since July 1996.

   Sygnet        Sygnet owns and operates cellular telephone systems serving one large cluster with a population of approximately 2.4 million in northeastern Ohio, western Pennsylvania and western New York.
                 As of December 31, 1997, Sygnet had approximately 143,000 subscribers. Sygnet has been a customer of the Company since September 1995.

   Western       Western Wireless provides wireless communications services in the western United States.
   Wireless      Western Wireless owns an aggregate of 199 cellular and PCS licenses for a geographic area covering a population of approximately 68.0 million. In addition, Western Wireless is a partner in ventures owning 25 PCS licenses for a geographic area covering a population of approximately 15.6 million. Western Wireless' combined cellular and PCS licenses, together with licenses held by the ventures in which it is a partner, cover approximately 59% of the land in the continental United States. As of December 31, 1997, Western Wireless served
                 648,600 subscribers in its consolidated cellular and PCS markets. Western Wireless became a customer of the Company as a result of the Intelicom Acquisition. Previously, Western
                 Wireless had been a customer of Intelicom since February 1993. Revenue from Western
                 Wireless accounted for approximately 10.3% of the Company's 1997 pro forma revenue.

   WorldCom      WorldCom is one of the largest telecommunications companies in the United States, based on 1996 revenues, serving local, long distance and Internet customers domestically and internationally. The products and services provided by WorldCom include switched and dedicated long distance and local products, dedicated and dial-up Internet access, resale cellular services, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management and local access to long distance companies. The Company currently provides services to a portion of WorldCom's wireless subscribers base. WorldCom has been a customer of the Company since October 1997.

Customer Support and Training
     The Company believes that because its solutions are critical to the competitive success of its customers, the Company must provide a high level of support from the time a customer converts to the Company's software and continuing through the on-going provision of transactional billing and customer care services. The Company assigns to each new customer a dedicated conversion team that specializes in facilitating the transition onto the Company's solutions by applying an implementation methodology which includes study of the customer's needs, definition of relevant conversion requirements, and on-site installation and training. This is followed up by systematic analysis of the implementation process, live conversion and follow-up training as required to meet the customer's requirements.

     Thereafter, the Company assigns a support team, which may include an account manager, a customer service team and a team of programmer/analysts for on-going support of the customer's requirements, including implementation of additional functionality if requested by the customer. In addition, the Company provides a fully-staffed customer service department and 24-hour, 7 day a week access to customer service representatives. The Company's senior management meets with customers on a regularly scheduled basis to maintain a dialogue with the customers and to identify, anticipate and meet evolving customer needs. The Company also conducts focus groups to identify ways to improve system efficiency.

     The Company's service and support activities are supplemented by the provision of on-going training classes to assist customers in utilizing the system capabilities more effectively. Typically, the Company schedules two to three such classes a month addressing different aspects of the customer care billing and management information service process.

     On March 31, 1998, the Company's customer service and support department consisted of 141 people, with an additional 17 dedicated quality assurance employees.


Sales and Marketing
     ITDS targets telecommunications and non-telecommunications companies with a need for transaction billing and customer care solutions. The Company's strategy has been to establish, maintain and expand long-term customer relationships.


     Service providers' subscriber bases increase both through organic growth and through additional market acquisitions. This generally results in increasing recurring revenue for ITDS based on contract prices and volume of subscribers. Additionally, as customers choose to add functionality and capabilities to the Company's billing and customer care system, the Company receives additional revenue for the development, integration, and maintenance of these enhancements into the system platform. In the future, the Company expects that an increasing percentage of its total revenues will be derived from such development projects. The Company has also developed applications, such as A-Key fraud management and Point Of Sale system, that can stand alone, either as part of the Company's platform or a competitors platform. The Company believes these products are viable solutions to solving fraud and customer acquisition issues for customers. The Company continues to explore opportunities with new customers and expand its business with its existing customers. In addition, the Company intends to pursue opportunities in the international market which it finds advantageous to its distribution and marketing strategy.


     The Company has contracts with its customers with terms ranging from two to five years. Although these contracts are generally of a long-term nature, there can be no assurance that any customer will renew its contract with the Company at the end of the contract term or may not seek to terminate its contract on the basis of alleged contractual defaults or other grounds. Loss of all or a significant part of the business of any of the Company's substantial customers would have a material adverse effect on the Company's business, financial condition, and results of operations.

     Historically, the Company has achieved substantial growth with a core marketing team of senior executives. Although the Company has recently begun to expand its sales and marketing group as part of its overall strategy to add customers, the Company's senior executives continue to be heavily involved in the sales and marketing processes.

System Development
     The Company's research and development efforts are focused on enhancing existing products and services as well as developing products, features and services that can be integrated into the Company's current solutions. The Company's product development team reviews product and service development proposals and establishes internal guidelines for efficient development. The Company's research and development team also works closely with customers to perform customization of products to meet specific needs, which may include the integration of third party applications into the Company's existing products. In addition to internal development, the Company works with its strategic partners, such as Hewlett-Packard and Oracle, to develop products compatible with their product offerings. Currently, the Company has a number of new enhancements under development to meet evolving customer requirements.


     The Company intends to reconfigure and combine certain of its platforms to reduce the number of total platforms offered and to migrate desirable applications across its platform offerings. No assurance can be given, however, that the Company will be able to successfully develop and implement such functionality, or that the Company will be able to introduce such functionality on a timely or cost-effective basis.


     The Company actively participates in industry standards associations to assure that its development efforts are in compliance with standards as they evolve and to assure that the Company's software can be used on a fully open and interoperable basis. For example, the Company works closely with a variety of standards committees and working groups of CIBERNET, the standards body of CTIA. The Company participates in the CIBERNET Advisory Committee, which evaluates proposed changes to standards for wireless industry data exchange; the CIBERNET Net Settlement Working Group, which evaluates proposed changes to the subscriber net settlement process; and the CIBERNET Data Message Handler Working Group, which focuses on billing aspects of the TIA IS-124 standard. In addition, the Company participates in CTIA's International Forum for AMPS Standard, and the Bellcore Ordering and Billing Forum and CTIA's Local Number Portability group.

     On March 31, 1998, the Company employed 351 people in product and systems development and engaged 99 independent contractors in conjunction with the continued development of its software products, programming and development.


Competition
     The market for billing, customer care and management information systems for the telecommunications service industry is highly competitive and the Company expects that the high level of growth within the telecommunications service industry will encourage new entrants, both domestically and internationally, in the future. The Company competes with independent providers of transactional systems and services, with internal billing departments of telecommunications services providers and with the billing services of management consulting companies. The Company believes its most significant competitors in the wireless telecommunications segment are, within the service bureau model, Alltel Information Systems, Inc. and Cincinnati Bell Information Systems, Inc. and, within the licensing model, Amdocs, Ltd., LHS Group Inc. and Saville Systems PLC. In the future, the Company may compete in both the wireless and wireline markets with additional companies that currently compete in market segments other than wireless. In addition, the Company competes with several international providers of billing, customer care and management information systems and, as the Company continues to expand into international markets, it will compete with additional providers abroad.

     The Company believes that principal competitive factors include the ability to provide timely products, features and services that are responsive to evolving customer needs in an industry characterized by rapidly changing technologies and ongoing deregulation. The Company must provide statement accuracy, meet billing cycle deadlines, offer competitive pricing and maintain high product and service quality. The Company believes that its architecture enables it to compete favorably in the telecommunications services industry by offering its customers a high degree of flexibility to quickly modify their billing, customer care and management systems as their needs and the needs of their subscribers change. See "Risk Factors--Competition."


Proprietary Rights and Licenses
     The Company relies in part on trademark, copyright and trade secret laws to protect its proprietary rights. The Company distributes its products under service and software license agreements which typically grant customers non-exclusive licenses, subject to terms and conditions prohibiting unauthorized reproduction, transfer or use. The

Company believes that because of the rapid pace of technological change in the telecommunications and software industries, the technological expertise of its personnel, the complexity of its system architecture and the frequency and timeliness of product and service offerings are more significant than the legal protection of its products. In addition, the Company enters into non-disclosure agreements with each employee and consultant and each third-party to whom the Company provides proprietary information. Access to the Company's core source code is greatly restricted.

     The Company licenses from third parties technology that is important to certain functionalities of its products. The Company is not aware of any patent infringement or any violation of other proprietary rights claimed by any third party relating to the Company or the Company's products. See "Risk Factors--Dependence on Proprietary Technology."


Employees
     As of March 31, 1998, the Company had a total of 560 employees, of whom 132 were engaged in customer service, 351 were engaged in systems programming and development, 17 in quality assurance, 7 in sales and marketing, 38 in administration and 15 in documentation and training. None of the Company's employees is represented by labor unions. The Company believes that its employee relations are good. The Company also employs 117 full-time consultants.


Properties
     The Company subleases a 48,222 square foot facility in Stamford, Connecticut, and a 60,000-square foot facility in Champaign, Illinois for systems and programming, client service, operations, quality assurance, documentation and training, and administration. The Company's headquarters are located at the Stamford facility.


Legal Proceedings
     On April 2, 1998, the Company was served with a complaint in Connecticut Superior Court alleging that the Company had breached the terms of its employment contract with Alan K. Greene, the Company's former Chief Financial Officer, and breached other obligations to Mr. Greene. The Company intends to vigorously defend itself in the action and is currently preparing a response to the claim and file a counterclaim against Mr. Greene.

     In addition, Intelicom, a wholly owned subsidiary of the Company acquired in January 1998 from CSC, is party to litigation and has been threatened with litigation in connection with the operation of its business prior to its acquisition by the Company. Pursuant to the terms of the Intelicom Acquisition, CSC and certain of its affiliates are obligated to defend and indemnify the Company against obligations arising out of such litigation or threatened litigation.

     The Company does not believe that any liabilities relating to any of the legal proceedings to which it is a party are likely to be, individually or in the aggregate, material to its consolidated financial position or results of operations.

                                  MANAGEMENT


Executive Officers and Directors
     The following table sets forth the names, ages and positions of all executive officers and directors of the Company.



          Name              Age                          Position
          ----              ---                          --------
Peter P. Bassermann        48      President, Chief Executive Officer and Director
Paul K. Kothari            44      Chief Financial Officer
Lewis D. Bakes             40      Chairman of the Board of Directors, Executive Vice
                                   President, Chief Operating Officer and Secretary
Peter L. Masanotti         43      Executive Vice President of Operations--Stamford,
                                   General Counsel and Director
Joseph A. Juliano          48      Executive Vice President of Strategic Product
                                   Management
Susan L. Yezzi             48      Executive Vice President of Operations--
                                   Champaign
Stuart L. Bell (1)(2)      44      Director
Stephen J. Saft (1)(2)     53      Director

--------
(1) Member of Audit Committee

(2) Member of Compensation Committee


     Peter P. Bassermann became President and Chief Executive Officer of the Company in September 1997 and became a director in November 1997. From 1987 until he joined the Company, Mr. Bassermann served as President of SNET Mobility, Inc., an affiliate of Southern New England Telecommunications Corporation.

     Paul K. Kothari became Chief Financial Officer of the Company in February 1998. From 1993 until he joined the Company, Mr. Kothari served as Vice President of Finance for Bellcore, a software consulting and research and development operation owned jointly by the seven Regional Bell Operating Companies. From 1989 until 1993, Mr. Kothari served as Vice President of Operations and Chief Financial Officer of Greenwich Associates, a marketing research and consulting firm, specializing in financial institutions.

     Lewis D. Bakes co-founded the Company in 1990 and has served as Executive Vice President, Chief Operating Officer and a director since that time. He was elected Chairman of the Company in February 1998.

     Peter L. Masanotti joined the Company in 1996 as Vice President and General Counsel, and was appointed Executive Vice President of
Operations--Stamford and General Counsel in January 1998. Mr. Masanotti became a director in August 1997. Prior to joining the Company, Mr. Masanotti served as Managing Partner of the law firm Kleban & Samor, P.C., where he worked as an attorney from 1980 until 1996.

     Joseph A. Juliano joined the Company in November 1996 and has served as Executive Vice President of Strategic Product Management since that time. Mr. Juliano has been involved with the wireless industry since 1983. He served as Industry Consultant-Wireless Strategies at GTE TSI, a service provider for wireless carriers, from December 1995 to October 1996 and as Director Industry Matters for SNET Cellular from 1983 until 1995. In recent years, Mr. Juliano has been a participant in a number of industry advisory boards, including the CIBERNET Advisory Committee, CIBERNET DMH Working Group, CTIA Roamer Committee, CTIA Fraud Task Force (including as Chairperson of the Fraud Technology Working Group), and CTIA Authentication Working Group. In addition, Mr. Juliano is a Certified Management Accountant.

     Susan L. Yezzi joined the Company in late 1997 and became Executive Vice President of Operations--
Champaign in February 1998. Prior to joining the Company, Ms. Yezzi served as Vice President of Customer Billing for Bell Atlantic Corporation since 1996. Prior to that, Ms. Yezzi worked for NYNEX Corporation for 24 years, and served as that Company's Assistant Vice President of Customer Billing.

     Stuart L. Bell has been a director of the Company since August 1996. From 1995 to 1998, he served as Chairman of the Board of Innovative Medical Research, Inc., a company that executes clinical trials. Mr. Bell is a director of Harbinger Corporation, an electronic commerce company, and he is Vice Chairman of Interval International, a vacation exchange company. From 1981 to 1995, he served as Chief Financial Officer, Treasurer and Executive Vice President, Office of the President, of CUC International.

     Stephen J. Saft has been a director of the Company since June 1997. He has been an attorney with Kleban & Samor, P.C. since 1979.

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board consists of two Class I Directors (Messrs. Bell and Saft), two Class II Directors (Messrs. Bakes and Bassermann) and one Class III Director (Mr. Masanotti). At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors or director of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2000, 1998 and 1999, respectively.

     Each officer serves at the discretion of the Board of Directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS



     The following table sets forth certain information as of April 30, 1998 with respect to the beneficial ownership of shares of Common Stock by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, (iii) the Selling Stockholders and (iv) the directors and executive officers of the Company as a group.




                                            Stock Beneficially       Number of        Stock Beneficially
                                            Owned Prior to the       Shares of         Owned After the
                                               Offering (2)           Common             Offering (2)
         Name and Address (1)            -----------------------    Stock Being   -------------------------
          of Beneficial Owner               Number      Percent       Offered        Number      Percent
--------------------------------------   -----------   ---------   ------------   -----------   --------
5% Stockholders
Portia K. Bakes (3) ..................      729,241        5.4%       189,061        540,180       3.1%
Dresdner RCM Global Investors
 LLC; RCM Limited L.P.;
 RCM General Corporation (4) .........    1,268,550        9.4%         --        1,268,550        7.4%
 4 Embarcadero Center
 San Francisco, CA 94111
Essex Investment Management
 Company (5) .........................    1,965,176       14.6%         --        1,965,176       11.4%
 125 High Street
 Boston, MA 02110
Executive Officers and Directors
Lewis D. Bakes (6) ...................    1,360,939       10.1%       360,939      1,000,000       5.8%
Peter P. Bassermann (7) ..............       28,125          *             --         28,125         *
Stuart L. Bell (8) ...................       46,875          *             --         46,875         *
Joseph A. Juliano (9) ................       65,137          *             --         65,137         *
Paul K. Kothari ......................           --          *             --             --         *
Peter L. Masanotti (10) ..............       83,077          *         13,000         70,077         *
Stephen J. Saft (11) .................       21,000          *             --         21,000         *
Susan L. Yezzi .......................           --          *             --             --         *
Additional Selling Stockholder
James V. O'Neill (12) ................       52,866          *         40,000         12,866         *
All directors and executive officers
 as a group (8 persons) (13) .........    1,605,153       11.9%       373,939      1,231,214       7.1%


--------
* Less than 1%


 (1) The address of each person for whom no address is included in the table is 225 High Ridge Road, Stamford, Connecticut 06905.


 (2) The number of shares beneficially owned by each director and executive officer is determined under rules promulgated by the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after April 30, 1998 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. The number of shares outstanding includes 13,490,007 shares of Common Stock outstanding as of April 30, 1998, plus any shares subject to outstanding stock options held by the person in question. Assumes no exercise of the Underwriters' over-allotment options.

    (3) Ms. Bakes is the wife of Charles L. Bakes, the Company's former President, Chief Executive Officer and Chairman of the Board of Directors.

    (4) Represents beneficial ownership as of December 31, 1997. According to
        Schedule 13G filed with the Securities and Exchange Commission, Dresdner RCM Global Investors LLC ("Dresdner") is an investment adviser of which RCM Limited L.P. ("RCM Limited") is the managing agent; RCM General Corporation ("RCM General") is the General Partner of RCM Limited. RCM General and RCM Limited disclaim beneficial ownership of the shares except to the extent they are deemed to have beneficial ownership of shares beneficially owned by Dresdner.


    (5) Represents beneficial ownership on or about April 30, 1998, according to Schedule 13G/A filed with the Securities and Exchange Commission on May 7, 1998.

    (6) Consists of 1,351,849 shares beneficially owned by Mr. L. Bakes' wife and 9,090 shares held in trust for the benefit of Mr. L. Bakes' children, as to all of which shares Mr. L. Bakes disclaims beneficial ownership. Mr. L. Bakes serves as the Company's Executive Vice President, Chief Operating Officer, and Chairman of the Board of Directors and Secretary.

    (7) Represents 28,125 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998.

    (8) Includes 16,875 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998.

    (9) Includes 37,875 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998.

   (10) Includes 42,202 shares beneficially owned by Mr. Masanotti's wife, as to which shares Mr. Masanotti disclaims beneficial ownership. Also includes 40,875 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998.

   (11) Represents 2,250 shares beneficially owned by Mr. Saft's wife, as to which shares Mr. Saft disclaims beneficial ownership. Includes 18,750 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998.

   (12) Includes 6,375 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998. Since 1992, Mr. O'Neill has been a Senior Vice President of the Company.

   (13) Includes 142,500 shares issuable pursuant to outstanding options exercisable within 60 days after April 30, 1998.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Lehman Brothers Inc., BT Alex. Brown Incorporated, Cowen & Company and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:



                                                   Number of
Underwriters                                        Shares
------------                                      ----------
  Lehman Brothers Inc. ................
  BT Alex. Brown Incorporated .........
  Cowen & Company .....................
  Jefferies & Company, Inc. ...........

  Total ...............................           4,353,000
                                                  =========


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the offering price set forth on the cover page of this Prospectus, and in part to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain brokers and
dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.


     The Company and the Selling Stockholders have granted to the Underwriters options to purchase up to an aggregate of 652,950 additional shares of Common Stock, at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such options may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the options are exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company and the Selling Stockholders will be obligated, pursuant to such over-allotment options to sell such shares of Common Stock to the Underwriters.


     The Company has agreed that, without the prior written consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for any such shares, for the period ending 90 days after the date of this Prospectus. All of the executive officers and directors of the Company and the Selling Stockholders have agreed pursuant to lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending 90 days after the date of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.


     If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., if they sell more shares of Common Stock than the number of shares set forth on the cover page of the Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment options described herein.


     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

     Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Representatives have informed the Company that they do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Lehman Brothers Inc. acted as a financial advisor to the Company in its acquisition of Intelicom in January 1998 and received customary fees and expenses for its services. In addition, Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc., initially acted as administrative agent and arranger and currently acts as arranger under the Company's Credit Agreement. Lehman Commercial Paper, Inc. received a customary financing fee in connection with the Credit Agreement, and has retained approximately $13.0 million of such indebtedness. The Company plans to use $70 million of the net proceeds from this offering to repay such indebtedness, including all amounts owed to Lehman Brothers Commercial Paper, Inc. An affiliate of Lehman Brothers Inc. and certain of its employees own in the aggregate approximately 600,000 shares of Common Stock of the Company.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Chadbourne & Parke LLP, New York, New York.


                                    EXPERTS

     The consolidated financial statements of ITDS appearing in ITDS' Annual Report on Form 10-K/A for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and included herein and incorporated herein by reference. The financial statements of Intelicom appearing in ITDS' Current Report on Form 8-K/A dated March 18, 1998 have been audited by Ernst & Young LLP, as set forth in their report included therein and included herein and incorporated herein by reference. The information under the caption "Selected Financial Data" for each of the five years in the period ended December 31, 1997 included elsewhere herein, have been derived from the ITDS consolidated financial statements audited by Ernst & Young LLP. Such financial statements and selected financial data referred to above are included herein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60611), and in New York (Seven World Trade Center, New York, New York 10007). Any interested party may obtain copies of all or any portion of such information at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Any interested party may access such information at Web site http:// www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the shares. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus does not contain all of the information set forth in the Registration Statement, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested person may inspect the Registration Statement, without charge, at the public reference facilities of the Commission as described in the previous paragraph.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, the Company's Current Report on form 8-K dated January 13, 1998, including the amendment thereto on Form 8-K/A filed with the Commission on March 18, 1998, and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed by the Company with the Commission on October 10, 1996, including any amendment or reports filed for the purpose of updating such description, are incorporated by reference into this Prospectus. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the respective dates of filing of such documents. Any statement in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Copies of the above documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) may be obtained without charge upon written or oral request to the Company, Attention: Chief Financial Officer, 225 High Ridge Road, Stamford, Connecticut 06905, telephone (203) 329-3300.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.


                         INDEX TO FINANCIAL STATEMENTS


                                                                                    Page
                                                                                   -----
Consolidated Financial Statements--ITDS
Report of Independent Auditors .................................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 ...................   F-3
Consolidated Statements of Income for the years ended
 December 31, 1995, 1996 and 1997 ..............................................   F-5
Consolidated Statements of Stockholders' Equity (Deficiency) for the years ended
 December 31, 1995, 1996 and 1997 ..............................................   F-6
Consolidated Statements of Cash Flows for the years ended
 December 31, 1995, 1996 and 1997 ..............................................   F-8
Notes to Consolidated Financial Statements .....................................   F-9
Financial Statements--ITDS Intelicom Services, Inc.
Report of Independent Auditors .................................................   F-19
Balance Sheets as of March 28, 1997 and January 2, 1998 ........................   F-20
Statements of Operations and Shareholders' Net Investment for the years ended
 March 29, 1996 and March 28, 1997 and the thirty-nine week period ended
 January 2, 1998 ...............................................................   F-21
Statements of Cash Flows for the years ended March 29, 1996 and March 28, 1997
 and the thirty-nine week period ended January 2, 1998 .........................   F-22
Notes to Financial Statements ..................................................   F-23

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
International Telecommunication Data Systems, Inc.

We have audited the accompanying consolidated balance sheets of International Telecommunication Data Systems, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Telecommunication Data Systems, Inc. at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



[GRAPHIC OMITTED]



Stamford, Connecticut
February 10, 1998,
except for information describing
the three-for-two stock split in Note 1
and Note 3 as to which the
date is February 23, 1998.

                            See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.


                          CONSOLIDATED BALANCE SHEETS



                                                                              December 31,
                                                                     ------------------------------
                                                                          1996            1997
                                                                     -------------   --------------
                               ASSETS
Current assets:
 Cash and cash equivalents .......................................   $ 4,138,575      $28,967,173
 Accounts receivable, net of allowance for doubtful accounts of
   $52,370 and $486,422, respectively ............................     3,232,967        5,007,581
 Securities available for sale, at market value ..................    25,023,454               --
 Prepaid expenses and other current assets .......................     1,503,209          741,297
 Deferred income taxes ...........................................        44,000          220,000
                                                                     -----------      -----------
      Total current assets .......................................    33,942,205       34,936,051
Property and equipment:
 Computers, including leased property under capital leases of
   $1,863,103 and $1,104,507, respectively .......................     2,986,056        4,843,816
 Furniture and fixtures, including leased property under capital
   leases of $33,119 in 1996 and 1997 ............................       446,535          446,535
 Equipment, including leased property under capital leases of
   $53,508 in 1996 and 1997 ......................................       251,850          373,093
 Leasehold improvements ..........................................       589,479          589,479
                                                                     -----------      -----------
                                                                       4,273,920        6,252,923
 Less: accumulated depreciation and amortization .................     1,328,228        2,318,936
                                                                     -----------      -----------
                                                                       2,945,692        3,933,987
Other assets:
 Product development costs--at cost, net of accumulated
   amortization of $586,215 and $1,104,613, respectively .........     1,343,727        3,697,726
 Other ...........................................................       165,913        1,884,688
                                                                     -----------      -----------
                                                                       1,509,640        5,582,414
                                                                     -----------      -----------
      Total assets ...............................................   $38,397,537      $44,452,452
                                                                     ===========      ===========



                            See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                                                                         December 31,
                                                               ---------------------------------
                                                                     1996              1997
                                                               ---------------   ---------------
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ..........................................    $    685,739      $  1,191,825
 Accrued expenses ..........................................         806,772           560,861
 Accrued compensation ......................................         272,059           332,700
 Current maturities of capital lease obligations ...........         538,238           278,634
                                                                ------------      ------------
      Total current liabilities ............................       2,302,808         2,364,020
Capital lease obligations ..................................         878,432            73,532
Deferred income taxes ......................................         407,000         1,667,000
Other ......................................................          91,879            29,580
 Commitments and contingencies (Note 7) ....................              --                --
Stockholders' equity
 Common Stock, $.01 par value; 40,000,000 shares authorized,
   12,654,756 shares issued and outstanding
   as of December 31, 1996, 12,786,740 shares issued
   and outstanding as of December 31, 1997 .................         126,548           127,868
 Additional paid-in capital ................................      43,790,517        44,447,507
 Retained deficit ..........................................      (8,826,674)       (4,026,055)
 Unearned compensation .....................................        (336,000)         (231,000)
 Unrealized loss on securities available for sale ..........         (36,973)               --
                                                                ------------      ------------
Total stockholders' equity .................................      34,717,418        40,318,320
                                                                ------------      ------------
Total liabilities and stockholders' equity .................    $ 38,397,537      $ 44,452,452
                                                                ============      ============



                            See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.


                       CONSOLIDATED STATEMENTS OF INCOME



                                                                                Year ended December 31,
                                                                    ------------------------------------------------
                                                                         1995             1996             1997
                                                                    --------------   --------------   --------------
Revenue .........................................................    $10,820,815      $16,689,401      $23,428,810
Costs and expenses:
 Operating expenses .............................................      2,787,687        4,283,364        5,617,245
 General, administrative and selling expenses ...................      4,601,242        6,522,900        6,760,053
 Depreciation and amortization ..................................        640,917        1,053,472        1,595,706
 Systems development and programming costs ......................      1,183,141        2,115,305        2,910,331
                                                                     -----------      -----------      -----------
Total costs and expenses ........................................      9,212,987       13,975,041       16,883,335
                                                                     -----------      -----------      -----------
Operating income ................................................      1,607,828        2,714,360        6,545,475
Other income ....................................................         49,477          315,914        1,701,881
Interest expense ................................................       (452,925)        (416,148)        (120,355)
                                                                     -----------      -----------      -----------
Income before income tax expense and extraordinary item .........      1,204,380        2,614,126        8,127,001
Income tax expense ..............................................        378,786        1,111,788        3,326,382
                                                                     -----------      -----------      -----------
Income before extraordinary item ................................        825,594        1,502,338        4,800,619
Extraordinary loss (net of $158,038 tax benefit) ................       (223,696)              --               --
                                                                     -----------      -----------      -----------
Net income ......................................................    $   601,898      $ 1,502,338      $ 4,800,619
                                                                     ===========      ===========      ===========
Income per common share--basic:
 Income before extraordinary item ...............................    $       .09      $       .15      $       .38
 Extraordinary loss .............................................           (.03)              --               --
                                                                     -----------      -----------      -----------
Net income ......................................................    $       .06      $       .15      $       .38
                                                                     ===========      ===========      ===========
Shares used in computing basic income per common share ..........      9,291,257        9,889,809       12,728,214
                                                                     ===========      ===========      ===========
Income per common share--diluted:
 Income before extraordinary item ...............................    $       .09      $       .15      $       .36
 Extraordinary loss .............................................           (.03)              --               --
                                                                     -----------      -----------      -----------
Net income ......................................................    $       .06      $       .15      $       .36
                                                                     ===========      ===========      ===========
Shares used in computing diluted income per
 common share ...................................................      9,291,257       10,109,121       13,192,830
                                                                     ===========      ===========      ===========



                            See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Preferred Stock
                            -------------------------------------------------------
                                      Class A                     Class B                 Common Stock
                            --------------------------- --------------------------- -------------------------
                                Number                      Number                      Number
                              of Shares      $25,000      of Shares        $250       of Shares
                             Outstanding    Par Value    Outstanding    Par Value    Outstanding   Par Value
                            ------------- ------------- ------------- ------------- ------------- -----------
Balance at December 31,
 1994 as previously
 reported .................       18       $   400,400       1,500     $   327,600    4,875,200    $ 51,248
 Three-for-two stock
  split effected in the
  form of a 50%
  stock dividend ..........                                                           2,437,600      24,376
                                                                                      ---------    --------
 Balance at
  December 31,
  1994 as restated
  for the three-for-
  two stock split .........       18           400,400       1,500         327,600    7,312,800      75,624
 Net income ...............
 Preferred stock
  dividends
  declared ................
Balance at
 December 31, 1995 ........       18           400,400       1,500         327,600    7,312,800      75,624
 Net income ...............
 Preferred stock
  dividends
  declared ................
 Retirement of treasury
  stock ...................                                                                          (2,496)
 Recapitalization of
  Class A & B
  preferred stock .........      (18)         (400,400)     (1,500)       (327,600)   1,279,218      12,792
 Compensation paid in
  common stock ............                                                             106,152       1,062
 Conversion of Class C
  convertible
  preferred stock .........                                                             154,800       1,548
 Exercise of warrants .....                                                             501,786       5,018



                                                                              Unearned     Net Unrealized
                              Additional      Treasury        Retained      Compensation    Gain (Loss)
                                Paid-in       Stock at        Earnings       Restricted    on Securities
                                Capital         Cost          (Deficit)     Stock Awards   Held for Sale       Total
                            -------------- -------------- ---------------- -------------- --------------- --------------
Balance at December 31,
 1994 as previously
 reported .................  $     28,112    $ (400,030)   $     (593,600)  $        --         $--         $ (186,270)
 Three-for-two stock
  split effected in the
  form of a 50%
  stock dividend ..........                                       (24,376)                                          --
                                                           --------------                                   ----------
 Balance at
  December 31,
  1994 as restated
  for the three-for-
  two stock split .........        28,112      (400,030)         (617,976)                                    (186,270)
 Net income ...............                                       601,898                                      601,898
 Preferred stock
  dividends
  declared ................       (28,112)                         (8,482)                                     (36,594)
                             ------------                  --------------                                   ----------
Balance at
 December 31, 1995 ........            --      (400,030)          (24,560)                       --            379,034
 Net income ...............                                     1,502,338                                    1,502,338
 Preferred stock
  dividends
  declared ................                                       (79,236)                                     (79,236)
 Retirement of treasury
  stock ...................      (397,534)      400,030                                                             --
 Recapitalization of
  Class A & B
  preferred stock .........    10,115,424                     (10,225,216)                                    (825,000)
 Compensation paid in
  common stock ............       969,487                                      (336,000)                       634,549
 Conversion of Class C
  convertible
  preferred stock .........       638,452                                                                      640,000
 Exercise of warrants .....       817,941                                                                      822,959



                            See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                                              Preferred Stock
                            ---------------------------------------------------
                                     Class A                   Class B                Common Stock
                            ------------------------- ------------------------- -------------------------
                                Number                    Number                    Number
                              of Shares     $25,000     of Shares       $250      of Shares
                             Outstanding   Par Value   Outstanding   Par Value   Outstanding   Par Value
                            ------------- ----------- ------------- ----------- ------------- -----------
 Sale of common
  stock, net of
  expenses ................                                                       3,300,000      33,000
 Net unrealized loss on
  securities available
  for sale ................
Balance at
 December 31, 1996 ........      --            --          --            --      12,654,756     126,548
 Net income ...............
 Secondary sale of
  common stock ............                                                          75,000         750
 Employee stock
  purchase plan ...........                                                           9,078          91
 Exercise of stock
  options .................                                                          47,906         479
 Amortization of
  unearned
  compensation ............
 Net unrealized gain
  on securities
  available for sale ......
Balance at
 December 31, 1997 ........      --           $--          --           $--      12,786,740    $127,868
                                 ==           ===          ==           ===      ==========    ========



                                                                         Unearned     Net Unrealized
                              Additional    Treasury      Retained     Compensation    Gain (Loss)
                                Paid-in     Stock at      Earnings      Restricted    on Securities
                                Capital       Cost       (Deficit)     Stock Awards   Held for Sale       Total
                            -------------- ---------- --------------- -------------- --------------- ---------------
 Sale of common
  stock, net of
  expenses ................   31,646,747                                                                31,679,747
 Net unrealized loss on
  securities available
  for sale ................                                                              (36,973)          (36,973)
                                                                                         -------        ----------
Balance at
 December 31, 1996 ........   43,790,517      --         (8,826,674)      (336,000)      (36,973)       34,717,418
 Net income ...............                               4,800,619                                      4,800,619
 Secondary sale of
  common stock ............      172,126                                                                   172,876
 Employee stock
  purchase plan ...........      113,113                                                                   113,204
 Exercise of stock
  options .................      371,751                                                                   372,230
 Amortization of
  unearned
  compensation ............                                                105,000                         105,000
 Net unrealized gain
  on securities
  available for sale ......                                                               36,973            36,973
                                                                                         -------        ----------
Balance at
 December 31, 1997 ........  $44,447,507      --       $ (4,026,055)    $ (231,000)           --       $40,318,320
                             ===========      ==       ============     ==========       =======       ===========

                              See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              Year ended December 31,
                                                                 -------------------------------------------------
                                                                      1995             1996              1997
                                                                 -------------   ---------------   ---------------
Operating activities
Income before extraordinary loss .............................    $  825,594      $   1,502,338     $   4,800,619
Adjustments to reconcile income before extraordinary loss to net cash provided by operating activities:
 Depreciation and amortization ...............................       640,917          1,053,472         1,595,706
 Amortization of unearned compensation .......................            --                 --           105,000
 Compensation paid in Common Stock ...........................            --            634,549                --
 Deferred income taxes .......................................       (93,960)           612,079         1,084,000
 Change in operating assets and liabilities:
   Accounts receivable .......................................      (457,609)        (1,884,180)       (1,774,614)
   Prepaid expenses and other current assets .................      (236,378)          (875,072)          413,717
   Accounts payable and accrued expenses .....................       781,049            390,831           320,816
   Other assets and liabilities, net .........................      (157,659)            11,775        (1,788,785)
                                                                  ----------      -------------     -------------
Net cash provided by operating activities ....................     1,301,954          1,445,792         4,756,459
Investing activities
Capital expenditures .........................................       (17,358)        (1,852,701)       (2,737,598)
Proceeds from sale of equipment ..............................        13,500                 --                --
Purchase of securities available for sale ....................      (245,069)       (25,060,427)      (25,328,551)
Purchase of investments held to maturity .....................            --           (353,126)       (3,062,361)
Proceeds from maturities of investments ......................        99,286            300,000         3,410,556
Proceeds from maturities of securities available
 for sale ....................................................            --                 --        50,388,977
Product development costs ....................................      (479,316)          (858,827)       (2,872,397)
                                                                  ----------      -------------     -------------
Net cash (used for) provided by investing activities .........      (628,957)       (27,825,081)       19,798,626
Financing activities
Principal payments on long-term debt .........................      (276,507)        (1,811,273)               --
Payment to retire Preferred Stock ............................            --           (825,000)               --
Principal payments on notes payable ..........................       (76,001)           (76,958)               --
Principal payments on capital lease obligations ..............      (166,297)          (362,223)         (384,558)
Proceeds from sale of Common Stock ...........................            --         32,502,706           658,071
Proceeds from sale of Preferred Stock ........................       640,000                 --                --
Dividends paid ...............................................       (33,750)           (82,080)               --
                                                                  ----------      -------------     -------------
Net cash provided by financing activities ....................        87,445         29,345,172           273,513
Net increase in cash and cash equivalents ....................       760,442          2,965,883        24,828,598
Cash and cash equivalents at beginning of year ...............       412,250          1,172,692         4,138,575
                                                                  ----------      -------------     -------------
Cash and cash equivalents at end of year .....................    $1,172,692      $   4,138,575     $  28,967,173
                                                                  ==========      =============     =============
Supplemental disclosures of cash flow information:
Cash paid during the year for interest .......................    $  447,241      $     434,092     $     120,355
Cash paid during the year for taxes ..........................    $  419,700      $     819,897     $   2,342,081

Supplemental disclosure of noncash financing activities:
Capital lease obligations totaling $960,059 and $685,604 in the years ended December 31, 1995 and 1996, respectively, were incurred for the acquisition of new equipment. No leases were entered into in 1997.


                            See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


Description of Business
     ITDS is a leading provider of comprehensive transactional billing and management information solutions to providers of wireless and satellite telecommunications services. The Company uses its proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of a service provider's market segment, geographic area or mix of network features and billing options. Typically, the Company provides its services under contracts with terms ranging from two to five years, and bills customers monthly, on a per-subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.


Basis of Presentation


Stock Split
     The Company effected a three-for-two stock split in the form of a 50% stock dividend, to be distributed on March 9, 1998 to stockholders of record on February 23, 1998. Accordingly, all share and per share amounts have been adjusted to reflect this split.


Property and Equipment
     Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets.

     The Company capitalizes software development costs incurred in the development of software used in its product and service line only after establishing commercial and technical viability and ceases when the product is available for general release. The capitalized costs include salaries and related payroll costs incurred in the development activities. Software development costs are carried at cost less accumulated amortization. Amortization is computed by using the greater of the amount that results from applying the ratio that current revenue for the product bears to total revenue for the product or the straight-line method over the remaining useful life of the product. Generally, such deferred costs are amortized over five years. During the years ended December 31, 1995, 1996 and 1997, $166,292, $300,105 and
$518,398, respectively, of capitalized software development costs were amortized.


Revenue Recognition
     Revenues and costs associated with the recurring process of providing billing and other service/software solutions are recognized at the time services are performed. License fees and related costs are recognized upon execution of the licensing agreement and delivery of the software to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software, license fees are recorded over the expected installation period or the term of the respective contract. As of December 31, 1997, other assets includes approximately $865,000 for installation and related services that are being recorded over the installation period. In addition, accounts receivable at December 31, 1996 and 1997 include $1,278,412 and $2,296,451, respectively, for services rendered prior to December 31 which were billed in January of the following year when the billing cycles were complete.

     In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). FAS 121, which was adopted in 1996, requires companies to investigate potential impairments of long-lived assets on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. The adoption of FAS 121 has not had a material effect on the Company's financial position or results of operations.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents
     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


Consolidation
     The financial statements include the accounts of ITDS and consolidated subsidiaries after elimination of intercompany accounts and transactions.


Advertising Costs
     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1995, 1996, and 1997 were $115,835, $194,097, and $233,673, respectively.


Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Reclassifications:
     Certain reclassifications were made to conform prior years' data to the current year's presentation.


Major Customers
     Revenues generated from two customers accounted for approximately 15.2% and 12.7% of 1995 revenues, 19.1% and 12.5% of 1996 revenues and 18.4% and 11.7% of 1997 revenues.


New Accounting Pronouncements
     In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("FAS 130") and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 130 and FAS 131 are effective for financial statements for fiscal years beginning after December 15, 1997. In addition, in October 1997 AcSEC issued Statement of Position 97-2 "Software Revenue Recognition" which is effective for transactions entered in fiscal years beginning after December 15, 1997. The Company is studying the application of the new standards to evaluate the effect on the Company's financial statements.


2. INVESTMENTS
     Prepaid expenses and other current assets includes short-term investments of $348,195 as of December 31, 1996. These investments are recorded at cost plus accrued interest (approximates market) and consist of United States Treasury Bills, maturing on or before April 3, 1997. These short-term investments are classified as held to maturity.

     Securities available for sale at December 31, 1996 consisted of United Stated Treasury Notes with a 6% coupon rate maturing on August 15, 1999. These securities are recorded at fair value. The unrealized gains or loss, net of tax are reported in a separate component of stockholder equity. During 1997, these investments were disposed of and invested in cash equivalents.

     Other income for the years ended December 31, 1995, 1996 and 1997 includes $20,269, $313,132 and $1,646,630, respectively, of investment income.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

3. CAPITAL STOCK


Stock Split
     The Company effected a three-for-two stock split, in the form of a 50% stock dividend, distributed on March 9, 1998 to stockholders of record on February 23, 1998. Accordingly, all share and per share amounts have been adjusted to reflect this split.


Public Offerings
     The Company completed its Initial Public Offering ("IPO") in October 1996. The Company sold 3 million shares at $10.67 per share, resulting in proceeds to the Company of approximately $28.7 million, after deducting expenses. In addition, on November 18, 1996 the Company received approximately $3.0 million, net of expenses, upon the exercise of the underwriters' over-allotment option to purchase 300,000 shares of Common Stock from the Company in connection with the IPO.

     In connection with the IPO, the Company's Certificate of Incorporation was amended to authorize the issuance of up to 40,000,000 shares of Common Stock, $.01 par value per share and the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share.

     A portion of the proceeds from the Company's IPO were used to retire substantially all of the Company's outstanding debt. In addition, the Company's Class A and B Preferred Stock was retired and the holders of such shares were issued an aggregate of 1,279,218 shares of the Company's Common Stock and were paid an aggregate amount of $825,000. The distribution of the 1,279,218 shares of the Company's Common Stock, valued at $8 per share, for an aggregate of $10.2 million, resulted in a one-time, noncash charge to retained earnings and a corresponding increase to additional paid-in-capital. Further, immediately prior to the IPO, Connecticut Innovations Incorporated ("CII") exercised outstanding warrants to purchase 501,786 shares of the Company's Common Stock at an aggregate purchase price of $822,959. In addition, upon the closing of the IPO all of the outstanding shares of Series C Preferred Stock of the Company (all of which were held by CII) converted into an aggregate of 154,800 shares of Common Stock.

     During April 1997, the Company received net proceeds of $172,876 from the sale of 75,000 shares of its Common Stock in a follow-on offering.


Earnings Per Share
     In February 1997, the FASB issued Statement of Financial Accounting Standards SFAS No. 128, "Earnings Per Share" FAS 128, which revises the methodology of calculating earnings per share. The Company adopted FAS 128 in the fourth quarter of 1997. All earnings per share amounts for all periods have been presented in accordance with and where appropriate, restated to conform to the FAS No. 128 requirements.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

3. CAPITAL STOCK (Continued)

     The following table sets forth the computation of basic and diluted earnings per share:



                                                                               Year ended December 31,
                                                                       1995              1996              1997
                                                                  --------------   ---------------   ---------------
Numerator:
   Numerator for basic and diluted earnings per share--
   earnings before extraordinary item .........................    $   825,594      $  1,502,338      $  4,800,619
                                                                   ===========      ============      ============
Denominator:
   Denominator for basic earnings per
   share--weighted-average shares .............................      9,291,257         9,889,809        12,728,214
   Effect of dilutive securities:
   Employee stock options .....................................             --           219,312           464,616
                                                                   -----------      ------------      ------------
   Denominator for diluted earnings per
   share--adjusted weighted-average shares
   and assumed conversions ....................................      9,291,257        10,109,121        13,192,830
                                                                   ===========      ============      ============
Basic income per common share before extraordinary item .......    $       .09      $        .15      $        .38
                                                                   ===========      ============      ============
Diluted income per common share before extraordinary item .....    $       .09      $        .15      $        .36
                                                                   ===========      ============      ============

     Income per common share for the years ended December 31, 1995 and 1996 is calculated using the weighted average number of shares of common stock outstanding after giving effect to the retirement of the Company's Class A and B Preferred Stock and the conversion of the Series C Preferred Stock in conjunction with the Company's IPO.

     Supplemental earnings per share, assuming, at the beginning of the respective periods, the exercise of the warrants, the redemption and conversion of all outstanding preferred stock, and the sale of Common Stock, the proceeds of which were used for debt retirement, are as follows:



                                                 Year ended December
                                                         31,
                                                   1995        1996
                                                ---------   ---------
   Basic:
   Income before extraordinary item .........    $  .11       $ .16
   Extraordinary item .......................      (.02)         --
                                                 ------       -----
   Net income ...............................    $  .09       $ .16
                                                 ======       =====
   Diluted:
   Income before extraordinary item .........    $  .09       $ .16
   Extraordinary item .......................      (.02)         --
                                                 ------       -----
   Net income ...............................    $  .07       $ .16
                                                 ======       =====

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

4. STOCK PLANS
     The Company's 1996 and 1997 Stock Incentive Plans authorize the grant of options to employees, directors and consultants for up to 1,500,000 shares and 1,125,000 shares, respectively, of the Company's Common Stock. All options granted have 10 year terms and vest and become fully exercisable at the end of 4 years of continued employment. In addition, a total of 300,000 shares of Common Stock have been authorized for issuance under the Company's 1996 Employee Stock Purchase Plan.

     Under the employee stock purchase plan, shares of the Company's Common Stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last business day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation, up to $25,000 of the fair market value of such Common Stock, during an offering period.

     A summary of the Company's activity in the stock options plans, and related information for the years ended December 31, 1995, 1996, and 1997 follows:



                                                                        Weighted-Average
                                                           Options       Exercise Price
                                                        ------------   -----------------
   Outstanding at December 31, 1995 .................           --              --
   Granted ..........................................      590,550         $  9.29
   Forfeited ........................................        2,250         $  9.33
                                                           -------         -------
   Outstanding at December 31, 1996 .................      588,300         $  9.29
   Granted ..........................................    2,607,643         $ 12.33
   Exercised ........................................       47,910         $  7.77
   Cancelled ........................................      534,750         $  7.78
   Forfeited ........................................      124,184         $  7.88
                                                         ---------         -------
   Outstanding at December 31, 1997 .................    2,489,099         $ 12.33
                                                         =========         =======
   Options exercisable at December 31, 1997 .........      111,583         $  9.19
   Options exercisable at December 31, 1996 .........       24,093         $ 12.24

     In May 1997, 534,750 options previously issued were exchanged for new options covering an equal number of shares and an exercise price equal to the then current market price. The previously issued options were included in the number of shares granted for 1997.



                              Options Outstanding
--------------------------------------------------------------------------------
                                             Weighted-Average
         Range of             Outstanding        Remaining      Weighted-Average
      Exercise Prices       as of 12/31/97   Contractual Life    Exercise Price
-------------------------- ---------------- ------------------ -----------------
   $7.50--$10.00..........       844,651             8.9           $  7.75
   $10.00--$12.50.........       198,750             9.4             11.50
   $12.50--$15.00.........             0              0                  0
   $15.00--$17.50.........     1,445,698             9.9             15.48
                               ---------             ---           -------
                               2,489,099             9.5           $ 12.54
                               =========             ===           =======

     Exercise prices for options outstanding as of December 31, 1997 ranged from $7.75 to $16 per share. The weighted average remaining contractual life of those options is 9.5 years.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

4. STOCK PLANS (Continued)

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:



                                                                              1996         1997
                                                                           ----------   ----------
   Risk-free interest rate .............................................    5.0  %       5.0  %
   Dividend yield ......................................................        0            0
   Expected volatility of market price of company's
    common stock .......................................................      .71          .63
   Expected option life ................................................   5 years      5 years
   Weighted average fair value per share of options granted during year     $ 4.86       $ 7.31

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:



                                                           1996              1997
                                                     ---------------   ---------------
   Pro forma net income ..........................     $ 1,189,597       $ 3,441,094
                                                       ===========       ===========
   Pro forma earnings per share:
   Pro forma basic earnings per share ............     $       .12       $       .27
   Pro forma diluted earnings per share ..........     $       .12       $       .26

5. DEFERRED COMPENSATION
     In accordance with the terms of his employment agreement, as amended on September 30, 1996, an employee became entitled to receive a payment of $275,000 on or before December 31, 1996 and, as a result of the public offering of the Company's Common Stock, the right to purchase 27,500 shares of the Company's Common Stock for $.01 per share. In addition, during 1996 an employee was given the right to purchase 42,652 shares of the Company's Common Stock for $.01 per share. During 1996, these employees acquired the shares and the difference between the exercise price and the fair value on the date of grant was charged to compensation expense. In connection with an employment agreement entered into during 1996, an employee was awarded 36,000 shares of the Company's Common Stock with a fair value of $336,000 when awarded. The shares vest 25% on April 1, 1997, 25% on October 31, 1998, 25% on October 31, 1999,
and 25% on October 31, 2000. The fair value of the shares on the date of award is being amortized as compensation expense over the vesting period.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

6. CAPITALIZED LEASE OBLIGATIONS
     The Company leases computer equipment and office furniture under capital leases expiring in various years through 1999. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Depreciation of assets under capital leases is included in depreciation expense.

     Maturities of capital lease obligations are as follows as of December 31, 1997:



   1998 ............................................    $322,030
   1999 ............................................      71,935
                                                        --------
   Total lease obligations .........................     393,965
   Less: amount representing interest ..............      41,799
                                                        --------
   Present value of minimum lease payments .........    $352,166
                                                        ========

7. COMMITMENTS AND CONTINGENCIES
     On June 11, 1996, the Company entered into a noncancelable lease expiring on August 31, 2000 for 48,222 square feet of office space in Stamford, Connecticut. In connection therewith, the Company obtained a letter of credit in the initial amount of $362,000 as security for the lease. Minimum future rental payments due under such lease are $723,330 per year.

     The Company also leases Connecticut office facilities under a noncancelable operating lease expiring in April 1999. The Company recognizes rental expense on a straight line basis over the term of the lease. Rent expense was $330,914, $591,729 and $738,582 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Minimum future rental payments due under such leases as of December 31, 1997 are as follows:



   1998 ..........................    $  929,521
   1999 ..........................       773,237
   2000 ..........................       482,220
                                      ----------
                                       2,184,978
   Less: sublease income .........      (266,850)
                                      ----------
                                      $1,918,128
                                      ==========

     The Company is also obligated to pay utilities and property taxes above the landlords' base year costs.

     The Company has entered into employment contracts with various officers and other employees. The contracts expire in one to four years and require the Company to pay base compensation of approximately $2.1 million per year plus benefits. The contracts provide for discretionary bonuses if approved by the Board of Directors. In addition, as of December 31, 1997, the Company has loans to officers aggregating $264,653.

     The Company maintains an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than $9,500 and $10,000 for 1996 and 1997 calendar years. The Company does not contribute to the plan.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

8. EXTRAORDINARY ITEM
     On June 30, 1995 the Company refinanced existing debt with CII. In doing so, the Company recorded an extraordinary loss of $223,696 which is net of a $158,038 tax benefit. Such extraordinary loss was due to a negotiated acceleration of payments due to early termination of the debt agreement.


9. INCOME TAXES
     Significant components of income tax expense (benefit) before extraordinary item are as follows:



                                           Year ended December 31,
                                 -------------------------------------------
                                     1995           1996            1997
                                 -----------   -------------   -------------
   Current:
    Federal ..................    $ 344,360     $  381,376      $1,667,132
    State ....................      128,386        118,333         575,250
                                  ---------     ----------      ----------
                                    472,746        499,709       2,242,382
                                  ---------     ----------      ----------
   Deferred:
    Federal ..................      (62,640)       436,659         805,916
    State ....................      (31,320)       175,390         278,084
                                  ---------     ----------      ----------
                                    (93,960)       612,079       1,084,000
                                  ---------     ----------      ----------
   Total tax expense .........    $ 378,786     $1,111,788      $3,326,382
                                  =========     ==========      ==========

     A reconciliation of the applicable federal statutory rate to the Company's effective tax (benefit) rate from income before income tax expense and extraordinary item follows:



                                                                         1995         1996         1997
                                                                      ----------   ----------   ----------
   Statutory rate .................................................       34.0%        34.0%        34.0%
   State income taxes, net of federal income tax benefit ..........        5.3          7.4          6.9
   Debt consolidation expenses ....................................      (10.1)          --           --
   Other, net .....................................................        2.3          1.1           --
                                                                         -----         ----         ----
                                                                          31.5%        42.5%        40.9%
                                                                         =====         ====         ====

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

9. INCOME TAXES (Continued)

     Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                      December 31,
                                              ----------------------------
                                                  1996            1997
                                              ------------   -------------
   Deferred tax liabilities:
    Software development costs ............   $ 798,862       $1,965,598
    Capitalized leases ....................     382,521          537,081
                                              ---------       ----------
   Total deferred tax liabilities .........   1,181,383        2,502,679
                                              ---------       ----------
   Deferred tax assets:
    Deferred charges ......................      46,092           28,786
    Depreciation and amortization .........     719,748          819,855
    Accrued compensation ..................      26,937            4,319
    Reserve for doubtful accounts .........      21,521          199,093
    Interest ..............................       4,085            3,626
                                              ---------       ----------
   Total deferred tax assets ..............     818,383        1,055,679
                                              ---------       ----------
   Net deferred tax liability .............   $ 363,000       $1,447,000
                                              =========       ==========

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1997 (in thousands, except per-share data):



                                                         Three Months Ended
                                            ---------------------------------------------
                                             3/31/97     6/30/97     9/30/97     12/31/97
                                            ---------   ---------   ---------   ---------
   Revenue ..............................    $5,270      $5,362      $6,039      $6,758
   Gross profit .........................     1,439       1,421       1,659       2,027
   Net income ...........................     1,062       1,078       1,240       1,420
   Basic net income per share ...........       .08         .08         .10         .11
   Diluted net income per share .........       .08         .08         .09         .11


                                                                Three Months Ended
                                                   ---------------------------------------------
                                                    3/31/96     6/30/96     9/30/96     12/31/96
                                                   ---------   ---------   ---------   ---------
   Revenue .....................................    $3,934      $3,931      $4,139      $4,685
   Operating income ............................     1,054         877        (273)      1,056
   Net income (loss) ...........................       549         445        (240)        748
   Basic net income (loss) per share ...........       .06         .05        (.03)        .07
   Diluted net income (loss) per share .........       .06         .05        (.03)        .07

     The sum of the quarters' net income per share may not equal the full year per-share amounts due to rounding differences resulting from changes in the number of shares of Common Stock outstanding.

     During the third quarter of 1996, the Company incurred a one-time charge for compensation related to two newly hired employees of $909,548 or $.07 per share ($.07 per share--diluted). The fourth quarter of 1996 includes a one-time charge associated with the IPO of $200,000 or $.02 per share ($.01 per share--diluted).

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

11. SUBSEQUENT EVENTS
     On January 2, 1998, the Company acquired TRIS, a provider of billing and care software and services, from Computer Sciences Corporation, in a transaction accounted for in accordance with the purchase method of accounting, by acquiring all of the outstanding Capital Stock of CSC Intelicom Inc. (now known as ITDS Intelicom Services, Inc.). The purchases price consisted of 606,673 shares of Common Stock of the Company valued at $10,000,000 and $75,826,777 in cash. A portion of the cash purchase price for TRIS was obtained by the Company under a Credit Agreement dated January 2, 1998, with certain lenders and Lehman Commercial Paper, Inc., as Administrative Agent and Arranger (the "Credit Agreement"), that provides for a $70 million term loan and a $30 million line of credit.

     The credit agreement contains normal covenants which include meeting certain financial ratios, requires the Company to pay interest at LIBOR plus two and one quarter percent and requires payments of interest only through March 30, 2000. At which time periodic principal, payments will become due.

     The purchase price in excess of the fair market value of the assets acquired of approximately $57 million will be amortized over 15 years. In addition, purchased research and development costs of approximately $21 million before income tax benefit and other indirect transaction related costs of approximately $5 million before income tax benefit will be expensed in the first quarter of 1998. The fair value of the purchased research and development costs was determined based on an independent valuation. The $21 million and $5 million discussed above have been excluded from the pro forma calculation for the year ended December 31, 1997.


Pro Forma Financial Information (Unaudited)
     For the year ended March 28, 1997 and the nine months ended December 31, 1997, TRIS had revenues and net income (loss) of $42.2 million and $3.0 million and $39.8 million and $(1.9) million, respectively. Assuming the acquisition had occurred as of January 1, 1997, pro forma revenues, net income and basic net income per share and diluted net income per share would have been $80.4 million, $5.2 million, $.39 per share and $.37 per share, respectively.

     Two customers accounted for 36% and 11% of TRIS' total revenues for the nine months ended December 31, 1997. For the year ended March 28, 1997, these two customers accounted for 17% and 13% of TRIS' total revenues.


Legal Proceedings
     Neither ITDS nor any of its subsidiaries is currently party to any material legal proceedings. However, ITDS Intelicom Services, Inc., a wholly-owned subsidiary of the Company acquired in January 1998 from Computer Sciences Corporation ("CSC"), is party to litigation and has been threatened with litigation in connection with the operation of its business prior to its acquisition by the Company. Pursuant to the terms of the acquisition, CSC and certain of its affiliates are obligated to defend and indemnify the Company against any obligations arising out of such litigation or threatened litigation.

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors
ITDS Intelicom Services, Inc.

We have audited the accompanying balance sheets of ITDS Intelicom Services, Inc., formerly known as CSC Intelicom, Inc. ("Intelicom"), as of March 28, 1997 and January 2, 1998, and the related statements of operations and shareholders' net investment and cash flows for the years ended March 29, 1996 and March 28, 1997 and for the thirty-nine week period ended January 2, 1998. These financial statements are the responsibility of Intelicom's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelicom at March 28, 1997 and January 2, 1998, and the results of its operations and its cash flows for the years ended March 29, 1996 and March 28, 1997, and for the thirty-nine week period ended January 2, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, a change in reporting entity occurred on January 2, 1998. The financial statements for all periods presented have been restated to reflect this change.



[GRAPHIC OMITTED]



Stamford, Connecticut
March 5, 1998

                         ITDS INTELICOM SERVICES, INC.


                                BALANCE SHEETS



                                                                        March 28,     January 2,
                                                                           1997          1998
                                                                       -----------   -----------
                                                                        (Dollars in Thousands)
                                ASSETS
Current assets:
 Trade accounts receivable, net of allowance for doubtful accounts
   of $587 and $2,452, respectively.................................    $ 12,036      $ 18,310
 Prepaid expenses and other current assets .........................         224           203
                                                                        --------      --------
      Total current assets .........................................      12,260        18,513
Property and equipment, at cost ....................................       5,243         6,623
Accumulated depreciation ...........................................      (2,654)       (3,648)
                                                                        --------      --------
Property and equipment, net ........................................       2,589         2,975
Other assets:
 Goodwill, net of accumulated amortization of $980 and $1,257,
   respectively ....................................................      13,020        12,743
 Non-compete agreements ............................................           5            --
 Purchased software, net of accumulated amortization of $388 and
   $481, respectively...............................................         385           535
 Internally developed software, net of accumulated amortization of
   $15,690 and $22,767, respectively................................      15,178        13,530
                                                                        --------      --------
      Total other assets ...........................................      28,588        26,808
                                                                        --------      --------
      Total assets .................................................    $ 43,437      $ 48,296
                                                                        ========      ========
               LIABILITIES AND SHAREHOLDERS' NET INVESTMENT
Current liabilities:
 Customer advances .................................................    $    286      $  1,096
 Accounts payable ..................................................         837         5,548
                                                                        --------      --------
      Total current liabilities ....................................       1,123         6,644
Deferred income taxes ..............................................       6,869         7,416
Commitments and contingencies
Shareholders' net investment .......................................      35,445        34,236
                                                                        --------      --------
Total liabilities and shareholders' net investment .................    $ 43,437      $ 48,296
                                                                        ========      ========



                            See accompanying notes.

                         ITDS INTELICOM SERVICES, INC.


           STATEMENTS OF OPERATIONS AND SHAREHOLDERS' NET INVESTMENT



                                                                                             Thirty-Nine Week
                                                               Year Ended     Year Ended       Period Ended
                                                                March 29,      March 28,        January 2,
                                                                  1996           1997              1998
                                                              ------------   ------------   -----------------
                                                                          (Dollars in Thousands)
Revenues ..................................................      $31,153        $42,189         $ 39,771
Costs of services .........................................        5,359         12,584           21,277
Selling, general and administrative .......................       11,784         15,385           12,875
Depreciation and amortization .............................        6,579          8,996            8,444
                                                                 -------        -------         --------
Total costs and expenses ..................................       23,722         36,965           42,596
                                                                 -------        -------         --------
Income (loss) before taxes ................................        7,431          5,224           (2,825)
Tax provision (benefit) ...................................        2,976          2,182             (972)
                                                                 -------        -------         --------
Net income (loss) .........................................        4,455          3,042           (1,853)
Shareholders' net investment, beginning of period .........       21,965         29,758           35,445
Other borrowings, net .....................................        3,338          2,645              644
                                                                 -------        -------         --------
Shareholders' net investment, end of period ...............      $29,758        $35,445         $ 34,236
                                                                 =======        =======         ========



                            See accompanying notes.

                         ITDS INTELICOM SERVICES, INC.


                           STATEMENTS OF CASH FLOWS



                                                                                        Thirty-Nine Week
                                                          Year Ended     Year Ended       Period Ended
                                                           March 29,      March 28,        January 2,
                                                             1996           1997              1998
                                                         ------------   ------------   -----------------
                                                                     (Dollars in Thousands)
Operating activities
Net income (loss) ....................................    $   4,455      $   3,042         $ (1,853)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities: ...................
 Amortization ........................................        5,961          8,079            7,354
 Depreciation ........................................          618            917            1,090
 Deferred income taxes ...............................        2,484          1,447              547
 Provision for doubtful accounts .....................           31            314            1,865
 Trade accounts receivable ...........................       (2,863)        (3,489)          (8,139)
 Other--net ..........................................           14             47               26
 Accounts payable and customer advances ..............         (678)           194            5,521
                                                          ---------      ---------         --------
Net cash provided by operating activities ............       10,022         10,551            6,411
Investing activities
Purchased software ...................................         (221)          (230)            (246)
Capitalized software .................................      (12,223)       (10,749)          (5,429)
Purchases of equipment ...............................         (916)        (2,217)          (1,380)
                                                          ---------      ---------         --------
Net cash used in investing activities ................      (13,360)       (13,196)          (7,055)
Financing activities
Other borrowings, net ................................        3,338          2,645              644
                                                          ---------      ---------         --------
Net cash provided by financing activities ............        3,338          2,645              644
                                                          ---------      ---------         --------
Net change in cash ...................................           --             --               --
Cash at beginning of period ..........................           --             --               --
                                                          ---------      ---------         --------
Cash at end of period ................................    $      --      $      --         $     --
                                                          =========      =========         ========



                            See accompanying notes.

                         ITDS INTELICOM SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

              March 29, 1996, March 28, 1997 and January 2, 1998
                            (Dollars in Thousands)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


Change in Reporting Entity
     On January 2, 1998, International Telecommunication Data Systems, Inc. ("ITDS") acquired the stock of ITDS Intelicom Services, Inc., formerly known as CSC Intelicom, Inc. ("Intelicom"), a company of Computer Sciences Corporation ("CSC"). Concurrent with the acquisition, Intelicom was reorganized and all divisions other than the TRIS Division ("TRIS") were transferred to CSC in a spin-off. ITDS acquired only the assets, liabilities and operations of TRIS. As a result of the spin-off, the accompanying financial statements were restated to present the financial information for TRIS as a new reporting entity.


Description of Business
     TRIS (the "Company") provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services in North America. These solutions are built upon a flexible proprietary software technology to address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options. The Company typically provides its services to customers under exclusive contracts with terms ranging from three to four years, and bills customers monthly, typically on a per subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a customer's subscriber base grows.


Basis of Presentation
     The accompanying financial statements have been prepared from the historical accounting records of TRIS. As noted above, TRIS was not previously a separate legal entity and accordingly, the balance sheets and statements of operations and shareholders' net investment reflects shareholders' net investment which includes amounts owed to CSC, contributed capital and retained earnings.

     Due to allocations associated with certain shared functions more fully described in Note 4, the accompanying financial statements may not be indicative of costs that would have been incurred had TRIS been operated as an unaffiliated entity.


Property and Equipment
     Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the life of the related lease.


Goodwill
     The Company evaluates at least annually the recoverability of its excess cost of business acquired over related net assets. In assessing recoverability, the current and future profitability of the related operations are considered, along with management's plans with respect to the operations and the projected undiscounted cash flows. Goodwill, which relates to CSC's acquisition of TRIS in 1992, is amortized using the straight-line method over 40 years.


Purchased Software
     Purchased software is carried at cost, less accumulated amortization. Amortization is computed using the straight-line method based on an estimated life of five years.


Capitalized Software
     The Company capitalizes software development costs as incurred for software used in its product and service line only after establishing technical viability. The capitalized costs include salaries and related payroll costs incurred in the development activities. Software development costs are carried at cost less accumulated amortization

                         ITDS INTELICOM SERVICES, INC.

              March 29, 1996, March 28, 1997 and January 2, 1998
                             (Dollars in Thousands)
1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

computed using the straight-line method over the remaining estimated useful life of the product; generally, three years. The establishment of technical viability and the ongoing assessment of recoverability of capitalized costs require considerable judgment by management with respect to certain factors including anticipated future gross revenues, estimated economic life, market potential and changes in technology. Total amortization expense for capitalized software was $5,592, $7,577 and $7,076 for the two years and thirty-nine week period ended March 29, 1996, March 28, 1997 and January 2, 1998, respectively.


Revenue Recognition
     Revenues and costs associated with the recurring process of providing billing and other service/software solutions are recognized at the time services are performed. License fees and related costs are recognized upon execution of the licensing agreement and delivery of the software to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software, license fees are recorded over the expected installation period or the term of the respective contract.

     Accounts receivable at March 28, 1997 and January 2, 1998, include $3,939 and $8,834, respectively, for services rendered prior to those dates which were billed in the month subsequent to the respective balance sheet date. The allowance for doubtful accounts at January 2, 1998 includes $266 attributable to unbilled accounts receivable.


Major Customers
     Certain customers have individually exceeded 10% of total revenue during the historical period, as follows:



                                                                                Thirty-Nine Week
                                                Year Ended       Year Ended       Period Ended
                                              March 29, 1996   March 28, 1997   January 2, 1998
                                             ---------------- ---------------- -----------------
   Nextel Communications, Inc. .............           *             16.8%            38.3%
   Western Wireless Corp. ..................        19.9%            21.3%            11.2%
   CommNet Cellular, Inc. ..................        13.5%            10.5%            10.6%
   Bell Atlantic Mobile ....................        16.3%            10.9%            10.5%
   Southwestern Bell Telephone Co. .........        11.9%               *                *

     *Denotes that sales to this customer did not exceed 10% of total revenue for the respective period.


Income Taxes
     Income taxes have been provided on a separate return basis for the two years and 39-week period ended March 29, 1996, March 28, 1997 and January 2, 1998, respectively. Income taxes have not been provided for periods prior to fiscal 1996. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         ITDS INTELICOM SERVICES, INC.

              March 29, 1996, March 28, 1997 and January 2, 1998
                             (Dollars in Thousands)

2. PROPERTY AND EQUIPMENT
     Property and equipment consists of the following:


                                              March 28,     January 2,
                                                 1997          1998
                                             -----------   -----------
   Computer equipment ....................    $  2,809      $  3,879
   Furniture, fixtures and other .........       1,698         2,008
   Leasehold improvements ................         736           736
                                              --------      --------
                                                 5,243         6,623
   Less accumulated depreciation .........      (2,654)       (3,648)
                                              --------      --------
                                              $  2,589      $  2,975
                                              ========      ========

3. EMPLOYEE BENEFIT PLANS
     Substantially all TRIS employees were eligible for the CSC contributory defined benefit pension plan. That plan provided pay-related benefits based on years of participation. Under CSC's funding policy, annual contributions were made to fund the plan during the participants' time of participation.

     CSC allocated pension plan expense to TRIS on the basis of payroll for participating employees.

     CSC maintained an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than the applicable statutory limit per calendar year. TRIS through a benefit allocation from CSC, offered a contribution match to its eligible employees.

     Subsequent to the acquisition of TRIS by ITDS as described in Note 1, all TRIS employees became eligible to participant in ITDS' employee benefit plans.


4. RELATED PARTY TRANSACTIONS
     TRIS is part of the centralized cash management, treasury, disbursements and collection functions of CSC. Accordingly, TRIS maintains no separate banking, treasury or accounting functions. Operating expenses reflected in the statement of operations and shareholders' net investment include both direct costs pertaining exclusively to and incurred by TRIS, as well as an allocation of costs associated with certain functions which were performed on a shared basis for TRIS and other CSC divisions. These functions include insurance, legal, accounting, human resources, income taxes and technology. Costs are allocated to TRIS based on allocation methods related to the shared function, principally net revenues as a percentage of consolidated net revenues. Management believes that these cost allocation methods are reasonable and reflect TRIS' costs of doing business.

     Allocated costs included in selling, general and administrative expenses were $3,794, $3,675 and $4,519 for the two years and 39-week period ended March 29, 1996, March 28, 1997 and January 2, 1998, respectively.

     Subsequent to the acquisition of TRIS by ITDS as described in Note 1, certain support functions will be provided by CSC on a transitional basis and other services will be discontinued.


5. COMMITMENTS AND CONTINGENCIES
     In October 1996, TRIS entered into a noncancelable lease expiring in September 2003 for 60,400 square feet of office space in Champaign, Illinois. Minimum future rental payments due under such lease are $665 per year, which does not include property tax or utility experiences.

     Rental expense incurred (including related property taxes) was $235, $464 and $553 for the two years and 39-week period ended March 29, 1996, March 28, 1997 and January 2, 1998, respectively.

                         ITDS INTELICOM SERVICES, INC.

              March 29, 1996, March 28, 1997 and January 2, 1998
                             (Dollars in Thousands)
5. COMMITMENTS AND CONTINGENCIES (Continued)

     In the normal course of business, the Company is party to customer and other disputes which involve or may involve litigation. It is the opinion of management that ultimate liability, if any, with respect to these disputes will not be material to the Company's results of operations or financial position.


6. INCOME TAXES
     Significant components of income tax expense (benefit) are as follows:


                                                               Thirty-Nine Week
                               Year Ended       Year Ended       Period Ended
                             March 29, 1996   March 28, 1997   January 2, 1998
                            ---------------- ---------------- -----------------
   Current:
    Federal ...............      $  411           $  614          $ (1,268)
    State .................          81              121              (251)
                                 ------           ------          --------
   Total current ..........         492              735            (1,519)
   Deferred:
    Federal ...............       2,074            1,208               457
    State .................         410              239                90
                                 ------           ------          --------
   Total deferred .........       2,484            1,447               547
                                 ------           ------          --------
                                 $2,976           $2,182          $   (972)
                                 ======           ======          ========

     A reconciliation of the applicable federal statutory rate to the Company's effective tax rate from income (loss) before taxes is as follows:


                                                                                  Thirty-Nine Week
                                                  Year Ended       Year Ended       Period Ended
                                                March 29, 1996   March 28, 1997   January 2, 1998
                                               ---------------- ---------------- -----------------
   Statutory federal income tax rate .........        34.0%            34.0%            (34.0)%
   Non-deductible charges ....................         1.7              3.2               3.3
   State income taxes, net ...................         4.3              4.6             ( 3.7)
                                                      ----             ----             -----
                                                      40.0%            41.8%            (34.4)%
                                                      ====             ====             =====

     Significant components of the Company's deferred tax assets and liabilities are as follows:



                                               March 28,     January 2,
                                                  1997          1998
                                              -----------   -----------
   Deferred tax liabilities:
    Capitalized software ..................      $5,773        $5,162
    Unbilled revenue ......................       1,503         3,371
                                                 ------        ------
   Total deferred tax liabilities .........       7,276         8,533
   Deferred tax assets:
    Reserve for doubtful accounts .........         224           936
    Other .................................         183           181
                                                 ------        ------
   Total deferred tax assets ..............         407         1,117
                                                 ------        ------
   Net deferred tax liability .............      $6,869        $7,416
                                                 ======        ======

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.



                    --------------------------------------


                               TABLE OF CONTENTS




                                                     Page
                                                  ----------
Prospectus Summary ............................        3
Risk Factors ..................................        7
Use of Proceeds ...............................       12
Price Range of Common Stock ...................       12
Capitalization ................................       13
Selected Consolidated Financial Data ..........       14
Unaudited Pro Forma Consolidated
   Financial Statements .......................       16
1997 Pro Forma Financial Condition and
   Results of Operations ......................       20
Business ......................................       22
Management ....................................       33
Principal and Selling Stockholders ............       35
Underwriting ..................................       37
Legal Matters .................................       38
Experts .......................................       38
Available Information .........................       39
Incorporation of Certain Documents
   by Reference ...............................       39
Index to Financial Statements .................       F-1



                               4,353,000 Shares



                                   [ITDS Logo]



                                 Common Stock




                               ------------------
                                  PROSPECTUS
                                       , 1998
                               ------------------






                                LEHMAN BROTHERS


                                 BT ALEX. BROWN


                                COWEN & COMPANY


                           JEFFERIES & COMPANY, INC.


================================================================================

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth an estimate (except for the SEC registration fee and NASD filing fee) of the fees and expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions.



        SEC Registration Fee .............................    $  43,515.39
        NASD Filing Fee ..................................       15,250.98
        Nasdaq National Market Listing Fee ...............       17,500.00
        Transfer Agent and Registrar Fees ................        3,500.00
        Accounting Fees and Expenses .....................      125,000.00
        Legal Fees and Expenses ..........................      120,000.00
        Printing, Engraving and Mailing Expenses .........      175,000.00
        Miscellaneous ....................................      100,233.63
                                                              ------------
         Total ...........................................    $ 600,000.00
                                                              ============


Item 15. Indemnification of Directors and Officers
     Article SEVENTH of the Registrant's Certificate of Incorporation (the "Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article EIGHTH of the Registrant's Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a Director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article EIGHTH of the Registrant's Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Under the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.


Item 16. Exhibits and Financial Statement Schedules.
   (a) Exhibits




Exhibit
Number           Description
-------          -----------
       1         Form of Underwriting Agreement
      *2         Stock Purchase Agreement, dated as of December 29, 1997 by and among the Registrant, CSC
                 Intelicom, Inc. and CSC Domestic Enterprises, Inc.
       **3.1     Certificate of Incorporation of the Registrant, as amended.
       **3.2     By-Laws of the Registrant.
       **4       Specimen Certificate for shares of Common Stock, $.01 par value, of the Registrant.
       5         Opinion of Hale and Dorr LLP with respect to validity of securities being offered.
       ***21     Subsidiaries of the Registrant.
     23.1        Consent of Hale and Dorr LLP (included in Exhibit 5).
     23.2        Consent of Ernst & Young LLP.
       ***24     Power of Attorney (included on the signature page of this Registration Statement).



------------
 * Incorporated by reference to the Registrant's Report on Form 8-K originally filed with the Securities and Exchange Commission on January 13, 1998.

 ** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11045), as amended, originally filed with the Securities and Exchange Commission on August 29, 1996.

*** Previously filed.



  (b) Financial Statement Schedules
     All schedules have been omitted because they are not required to be filed or because the required information is given in the Consolidated Financial Statements or Notes thereto.


Item 17. Undertakings
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 11th day of May, 1998.



                                              INTERNATIONAL TELECOMMUNICATION
                                              DATA SYSTEMS, INC.




                                              /s/ Peter P. Bassermann

                                              ---------------------------------


                                              Peter P. Bassermann

                                              President

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




          Signature                             Title                       Date
-----------------------------   ------------------------------------   -------------
 /s/ Peter P. Bassermann        President, Chief Executive Officer     May 11, 1998
-------------------------       and Director (Principal Executive
     Peter P. Bassermann        Officer


/s/ Paul K. Kothari             Chief Financial Officer (Principal     May 11, 1998
-------------------------       Financial and Accounting Officer)
    Paul K. Kothari


/s/ Lewis D. Bakes*             Director                               May 11, 1998
-------------------------
    Lewis D. Bakes


/s/ Stuart L. Bell*             Director                               May 11, 1998
-------------------------
    Stuart L. Bell


/s/ Stephen J. Saft*            Director                               May 11, 1998
-------------------------
    Stephen J. Saft


/s/ Peter L. Masanotti*        Director                               May 11, 1998
-------------------------
    Peter L. Masanotti


By: /s/ Peter P. Bassermann
   ----------------------
   Peter P. Bassermann
   Attorney-in-fact
